5/12

04030072

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wharf Holdings Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 3291

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]

AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ]

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OICF/BY: dw

DAT :


2004
2004香港更好
Nikon

WHARF

Established 1886

The Wharf (Holdings) Limited

Annual Report 2003

Contents



The annual Apple Countdown at Times Square on New Year's Eve has become a Hong Kong landmark event since its debut in 1993. On December 31, 2003, some 60,000 people gathered at the complex to celebrate the arrival of 2004.

Wharf's Five Core Brands



Times Square

A landmark property in Causeway Bay, Hong Kong's busiest shopping district, Times Square comprises one million square feet of Grade A office space, a highly popular retail podium of similar size and over 700 carpark spaces. It has been named one of Hong Kong's top ten tourist attractions by the Hong Kong Tourism Board.

Harbour City

Harbour City, the Group's flagship property at the tip of the Tsimshatsui peninsula in Kowloon, generates some 60 per cent of the Group's gross rental income from its 8.3 million square feet of prime commercial space comprising offices, service apartments, hotels, retail shops and 2,000 carparks. With its 700 shops and restaurants, Harbour City is home of Hong Kong's largest shopping, dining and entertainment centre.



Wharf T&T

Wharf T&T, licensed in 1995, is one of the fastest growing fixed-line operators with significant investment in its own telecommunications network infrastructure in Hong Kong. Since its debut when the Hong Kong fixed telecommunications market was liberalised, Wharf T&T has continually sought to upgrade its services and deliver competitive products at competitive prices to local businesses and consumers.





i-CABLE

i-CABLE is Hong Kong's leading integrated communications company that owns and operates one of the territory's two near universal telecommunications networks. It provides Pay TV and broadband Internet access service; and creates its own multimedia contents.



Modern Terminals

Modern Terminals is a leading operator of world-class container terminal services in the South China region. Established in 1969, the company has operated Hong Kong's first purpose-built container terminal since September 1972. Wharf owns 55.3 per cent of Modern Terminals Limited.

Corporate Information

BOARD OF DIRECTORS

Mr Peter K C Woo, GBS, JP, *Chairman*
Mr Gonzaga W J Li, *Senior Deputy Chairman*
Mr Stephen T H Ng, *Deputy Chairman & Managing Director*
Mr David J Lawrence, *Executive Director*
Mr Erik B Christensen
Mr Quinn Y K Law
Ms Doreen Y F Lee
Mr T Y Ng

Independent Non-executive Directors
Professor Edward K Y Chen, GBS, CBE, JP
Mr Paul M F Cheng, JP
Dr Raymond K F Ch'ien, GBS, CBE, JP
Mr Vincent K Fang
Mr Hans Michael Jebsen, BBS
Mr Christopher P Langley, OBE
Mr James E Thompson, GBS

SECRETARY

Mr Wilson W S Chan, FCIS

AUDITORS

KPMG

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

REGISTRARS

Tengis Limited
Ground Floor, Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

REGISTERED OFFICE

16th Floor, Ocean Centre, Harbour City, Canton Road,
Kowloon, Hong Kong
Telephone: (852) 2118 8118
Fax: (852) 2118 8018
Website: www.wharfholdings.com


CME
(Communications, Media and Entertainment)
Wharf Communications Limited
Stephen Ng
Chairman & Chief Executive Officer
CABLE TV
有線電視
有線寬頻 i-CABLE
Wharf T&T


The Wharf (Holdings) Limited
Peter Woo
Chairman
PROPERTY
CHINA
Wharf Estates Development Limited
Wharf Estates Limited
Wharf China Limited
Gonzaga Li
Chairman & Chief Executive Officer
David Lawrence
Executive Director
HARBOUR CITY
時代
廣場
Modern Terminals
Wharf Estates China Limited
Marco Polo Hotel Group
Doreen Lee
Executive Director
Erik Christensen
Managing Director
Michael Kalyk
President

Chairman's Statement



An unprecedented combination of events in 2003 – including terrorism overseas, SARS, the Central Government's policy initiatives in favour of Hong Kong, and the economic upturn – has produced a profound change in local sentiment. The Group performed well during the year.

Group profit amounted to HK$3,043 million, representing a growth of 35 per cent when compared to HK$2,259 million achieved the year before. Earnings per share were HK$1.24.

Before the sudden emergence of SARS, the local economy had been in dreadful shape. But after the disease abated and the Central Government stepped in with a variety of measures, a bottom was quickly established. A V-shaped recovery followed and the adjustment process lasted only a few months — valuations have returned to the pre-SARS level or climbed even higher, while market sentiment has improved tremendously.

The roller-coaster ride experienced during the year 2003 demonstrated the wisdom of the Group's decision at the beginning of the last financial year to make debt reduction its top priority. All business units remained financially sound and solid despite the extremely severe operating environment. Your Directors recommend an unchanged final dividend of 28 cents per share which is to be approved at the forthcoming Annual General Meeting.

BUSINESS PERFORMANCE

On behalf of our shareholders and my fellow board members, I would like to express my heartfelt thanks to all Group management and staff, especially those who, while shouldering extra duties and enduring many hardships during the SARS outbreak, yet remained fully committed to their work.

The performance of Team Wharf Estates was particularly impressive. Their timely and decisive actions in the face of the SARS epidemic fully demonstrated the quality of our crisis management. As a leading investment house put it in one of its research reports, "...not only has this concerted effort strengthened the landlord-tenant relationship, but the impressive performance in attracting customer traffic also increased retailers' confidence in the appeal of Wharf's retail malls...". I feel this is an accurate assessment.

Other business units also recorded steady progress:

- Both **i-CABLE** and **Wharf T&T** reported new highs in numbers of subscribers and installed fixed lines.

- **Modern Terminals** handled four million TEUs in Kwai Chung, a new high for a company with more than 30 years of history in Hong Kong.


HSBC

From left: Michael Kalyk, David Lawrence, Stephen Ng, Peter Woo, Gonzaga Li, Erik Christensen, Doreen Lee

GOING FORWARD

Now that the Central Government has begun to implement measures targeting at the three pillars of the Hong Kong economy – Trade and Commerce (CEPA), Tourism (relaxation of travel restrictions on individuals) and Finance (allowing banks in Hong Kong to conduct RMB business) – the outlook for business has turned positive. Growth in the Pearl River Delta has been swift. Hong Kong is the region's lead business platform with established and growing critical mass. We are pleased to see solid signs of domestic recovery for the first time since the Asian Financial Crisis hit us in 1997. Many predict that deflation will soon be a thing of the past. Moreover, China's GDP growth, now running at around seven per cent annually, can be expected to create a favourable macroenvironment for business growth.

Peter K C Woo
Chairman
Hong Kong, March 16, 2004

Financial Highlights

RESULTS	2003 HK$ Million	2002 HK$ Million (restated)
Turnover	**11,253**	11,333
Operating profit before depreciation, amortisation, interest and tax	**6,342**	6,549
Profit attributable to shareholders	**3,043**	2,259
Earnings per share	**HK$1.24**	HK$0.92
Dividend per share	**60.75 cents**	56.00 cents
FINANCIAL POSITION		
Total assets	**81,162**	81,122
Net debts	**17,006**	20,454
Shareholders' equity	**51,628**	47,734
Net assets per share	**HK$21.09**	HK$19.50
Net debts to total assets (excluding cash)	**21.4%**	25.9%
Net debts to shareholders' equity	**32.9%**	42.9%

GROUP PROFIT TO SHAREHOLDERS

(HK$ Million)



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,511#*
2,494#
2,519
2,259#
3,043**
99
00
01
02
03

\# Restated

* 1999 figure included deemed profit on disposal of 20.6% i-CABLE shares

** 2003 figure included deemed profit arising from the distribution of 12.1% i-CABLE shares as part of the interim dividend for the year

SHAREHOLDERS' FUNDS

(HK$ Million)



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
54,412#
57,950#
54,645
47,734#
51,628
99
00
01
02
03

\# Restated

DIVIDEND PER SHARE

(HK$)



1.0
0.8
0.6
0.4
0.2
0
0.78
0.78
0.78
0.56
0.6075*
99
00
01
02
03

* 2003 figure included distribution in specie in the form of i-CABLE shares equivalent to HK$0.2075 per share

NET ASSETS VALUE PER SHARE

(HK$)



30
25
20
15
10
5
0
22.24#
23.69#
22.33
19.50#
21.09
99
00
01
02
03

\# Restated

Business Review

PROPERTY



From left:
David Lawrence,
T Y Ng,
Ricky Wong,
Doreen Lee

Wharf Estates Limited

- Harbour City
- Times Square
- Plaza Hollywood

Wharf Estates Development Limited

CME



From left:
Vincent Ma,
Eric Lo,
Stephen Ng,
Benjamin Tong

Wharf Communications Limited

- i-CABLE
- Wharf T&T

CHINA



From left:
K C Leung,
Erik Christensen,
Michael Kalyk,
Gonzaga Li,
Lawrence Lee,
Micky Leung

Wharf China Limited

- Wharf Estates China
- Marco Polo Hotels
- Modern Terminals

Harbour City









Harbour City – 8.3 million square feet of prime office, retail, service apartment and hotel space in the heart of Tsimshatsui waterfront.



BALANCE SHEET (EXTRACT)

as at December 31, 2003

	HK$M
Properties	34,791
Net current liabilities	(1,350)
Other non-current liabilities	(214)
Net business assets (before debts)	33,227

GROSS REVENUE

	2003 HK$M	2002 HK$M
Office – Gateway I & II	**643**	637
Office – Other Towers	**338**	382
Retail	**1,032**	1,017
Service Apartment	**186**	226
Hotel	**533**	616
	2,732	2,878

OPERATING PROFIT

	2003 HK$M	2002 HK$M
Office – Gateway I & II	**556**	523
Office – Other Towers	**264**	307
Retail	**768**	798
Service Apartment	**110**	150
Hotel	**105**	223
	1,803	2,001

HARBOUR CITY: RETAIL TENANT MIX (BY AREA AND RENTAL)

as at December 31, 2003

	% by Area	% by Rental
Fashion	26.6	41.8
Restaurant, Fast Food, F&B	23.6	9.7
Department Stores, Confectionery Products	13.9	10.0
Jewellery, Beauty and Accessories	6.2	9.4
Children's Wear & Related Trades, Toys	8.9	4.1
Leather Goods - Shoes, Bags, Luggage etc	8.2	15.8
Others	12.6	9.2
	100.0	100.0

GROSS REVENUE

HK$M


3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,732
99
00
01
02
03

PROPERTY VALUE

HK$M


50,000
40,000
30,000
20,000
10,000
0
34,791
99
00
01
02
03

Harbour City

RETAIL

Harbour City retail properties registered growth in average rental during the year under review in spite of a difficult environment. Policies adopted by the Central Government in the second half of last year, including the relaxation of travel restrictions on mainland residents and the CEPA arrangements, have brought a whole new outlook to the Hong Kong retail market. Tourists from mainland China now account for more than half of Hong Kong's visitor arrivals, and the persistently strong growth in this segment last year made up for the loss of visitors caused largely by SARS.


UITTON

Thanks to the presence of top designer labels at Harbour City, the Canton Road area is fast becoming the most prominent high-end fashion cluster in the Asia Pacific region.

For the year 2003, **Harbour City***'s retail occupancy,* which showed remarkable resilience even during the SARS outbreak, was maintained at around 96 per cent. Special measures designed to raise **Harbour City**'s already outstanding hygiene standards to an even higher level received tremendous support from shoppers, tenants and the public. Instead of reacting passively by giving away concessions or rental reductions to tenants, Group management responded proactively by investing promptly in marketing and promotion. These actions, when combined with the Government-led initiatives introduced later on, meant that business disruptions caused by SARS were relatively short-lived, as evidenced by the more than 20 per cent year-on-year growth in both foot traffic and average sales per square foot of floor area recorded during the second half. The increase of well above 50 per cent in vehicle traffic in **Harbour City**'s car parks also added to shopper traffic. Most new leases and renewals achieved favourable increments.



The piano solo performances during weekends and holidays are well received by shoppers.



Business disruptions caused by SARS were relatively short-lived. Harbour City's foot traffic grew 20% year-on-year during the second half of 2003.


連卡佛

The relocation of the Lane Crawford department store has given the south end of Canton Road a refreshing new look.

Canton Road underwent many exciting changes in the year under review. A number of upmarket fashion and related retailers – including YSL, TOD's, a.testoni, Vivienne Westwood and Marella – set up shop at **Harbour City** along Canton Road, following in the footsteps of top designer labels such as Louis Vuitton, Salvatore Ferragamo, Gucci, Prada, D&G, Versus, Joyce, and Hugo Boss. Thanks to their presence and the grand openings of prestigious brands like Christian Dior, Celine, Fendi, Cartier, Escada and Ermenegildo Zegna along Peking Road, the Canton Road area is fast becoming the most prominent high-end fashion cluster in the Asia Pacific region, comparable to the Champs Elysées in Paris. Moreover, the recent relocation of the Lane Crawford department store has given the south end of Canton Road a refreshing new look.

Apart from the various upmarket fashion and related tenants, crowd-pleasers like Crystal Jade La Mian Xiao Long Bao and Azabu Sabo have opened new outlets at **Harbour City**, enhancing the mall's already wide selection of F&B choices. Leveraging on the huge success of LCX and Faces, more powerhouse concepts will be introduced in the near future, including KidX, SportX and another sizeable AV products and electronic goods power centre similar to the Electronics World on the 7th and 8th floors of **Times Square**.


faces
NARS
CLINIQUE

Faces, the largest beauty emporium in Hong Kong, is a new retail concept featuring more than 40 skincare and cosmetics brands.

OFFICES

Hampered by the negative reversionary cycle, **Harbour City** offices generated less total revenue in 2003 than the year before. Even though **Harbour City**'s office occupancy climbed steadily last year – from January's average of 84 per cent to 88 per cent at year end – the gains were not large enough to offset the magnitude of the negative rental reversion. With a 78 per cent retention rate for office tenancies that expired in 2003 and new lettings totalling about 480,000 square feet, the net take-up was more than 200,000 square feet during the year under review.

As the Hong Kong economy showed signs of an upturn in the latter part of last year, the increase in leasing activities helped to ease the supply issue on the Island side. While all major districts recorded double-digit declines in rental rates during 2003, the average at **Harbour City** fell only by about 11 per cent, at the low end of market declines. The strong performance of the trade and commerce sector and the relatively balanced demand-supply situation in **Harbour City** and the surrounding area mean that **Harbour City** Grade A offices remain in a favourable position.


HARBOUR CITY 海港城

Hong Kong welcomed the Year of the Monkey in January 2004 with a dazzling night parade as thousands of spectators lined the route along Canton Road.



Gateway Apartments draws the majority of its tenants from among multinational corporations due to its top-flight reputation and superb location.

SERVICE APARTMENT

The operating environment for service apartments continued to be difficult in 2003. New supply and competition from the hotel industry remained a drag on the performance of the service apartment operations. What's more, the revival of the property market and low interest rates have lured a certain portion of this segment's target customers out of rentals and into home ownership.

Gateway Apartments' average occupancy stood at 70 per cent. Because of its top-flight reputation and superb location, Gateway Apartments draws the majority of its tenants from among multinational corporations. About 65 per cent of outstanding tenancies have durations of 12 months and above, while another 15 per cent have durations of six to 12 months; the remaining 20 per cent are committed for periods of less than six months.


MARCO POLO HONGKONG HOTEL

The facelift of The Marco Polo Hongkong Hotel's facade was completed last year.

HOTELS

Due to the SARS outbreak, the consolidated occupancy for the three Marco Polo Hotels at **Harbour City** declined to about 67 per cent in the year 2003, versus 86 per cent the year before. The average occupancy rates for The Marco Polo Hongkong Hotel, The Marco Polo Gateway and The Marco Polo Prince were 65, 68 and 68 per cent respectively.

According to statistics released by the Hong Kong Tourism Board, the number of visitor arrivals in 2003 totalled 15.54 million, six per cent lower than 16.57 million a year ago. Considering the impact of SARS, such a single digit decline was better than general expectations. A closer examination of the figures shows that only the China tourist segment recorded a significant increase, whereas other major segments, including the US, Europe and Japan, experienced negative growth of 10 to 30 per cent. As a result of this new visitor composition, Marco Polo's average room rate in 2003 still lagged despite the full recovery of occupancy in the second half.

HARBOUR CITY: PORTFOLIO INFORMATION

	Area (sq ft)	Gross Revenue (HK$M)	Average Occupancy (%)	Year-end Valuation (HK$M)	Anchor Tenants
Office					
Gateway	2,698,000	643	81.3%	11,056	AIA, CMG Asia, DuPont, Ernst & Young, GlaxoSmithKline, Hallmark, JAL, Karstadt Quelle, MGA Entertainment, Nike, Prudential, Sears
Other Towers	1,747,000	338	89.7%	4,700	APL, Hasbro, Hitachi, HKSAR Government, Mattel, May Department Store, Metro-Group, Zurich Insurance
Retail	1,903,000	1,032	95.8%	11,319	City'Super, Cova, Golden Gateway Multiplex, Gucci, I.T, Joyce, Lane Crawford, Louis Vuitton, Marks & Spencer, Polo Ralph Lauren, Prada, Toys"R"Us, Ye Shanghai
Service Apartment	670,000	186	69.6%	4,307	
Hotel	1,248,000	533	66.8%	3,409	


Canton Road 2004
Seasons Greetings
The Canton Road countdown party on Christmas's Eve was extremely popular.

Times Square









Times Square – a landmark property in Causeway Bay, Hong Kong's busiest shopping district.



BALANCE SHEET (EXTRACT)

as at December 31, 2003

	HK$M
Properties	12,323
Net current liabilities	(234)
Other non-current liabilities	(234)
Net business assets (before debts)	11,855

GROSS REVENUE

	2003	2002
	HK$M	HK$M
Office	**256**	318
Retail	**585**	577
	841	895

OPERATING PROFIT

	2003	2002
	HK$M	HK$M
Office	**206**	275
Retail	**497**	487
	703	762

TIMES SQUARE: RETAIL TENANT MIX (BY AREA AND RENTAL)

as at December 31, 2003

	% by Area	% by Rental
Restaurant, Fast Food, F&B	26.9	16.4
Department Stores, Confectionery Products	24.8	17.6
Fashion	15.0	27.0
Consumer Electronic & Entertainment	13.9	10.0
Jewellery, Beauty and Accessories	7.0	15.5
Sports wear	4.0	4.5
Others	8.4	9.0
	100.0	100.0

GROSS REVENUE

HK$M


1,200
1,000
800
600
400
200
0
841
99
00
01
02
03

PROPERTY VALUE

HK$M


18,000
15,000
12,000
9,000
6,000
3,000
0
12,323
99
00
01
02
03

Times Square

RETAIL

Retail occupancy stood at 98 per cent in 2003. The **Times Square** shopping complex increased its total revenue thanks to higher rental and occupancy rates. As Causeway Bay's landmark, **Times Square** demonstrated exceptional resilience during the SARS period. Due to management's timely and decisive actions immediately after the start of the outbreak, foot traffic in absolute terms bounced back to pre-SARS levels within weeks; indeed, it was about 10 per cent



Times Square enjoys heavy daily foot traffic.

higher than the foot traffic number recorded at the same time the year before. As in the case of **Harbour City**, numerous innovative marketing programmes and thorough hygiene measures proved extremely successful, and no rental reductions had to be given to tenants due to SARS.

The operating environment of the retail sector in Hong Kong turned around drastically in the second half of last year thanks to buoyancy of tourism and improving economic indicators. Retail space at prime locations has been subject to very keen demand in the past six to nine months, as reflected by surging rental rates and a much more active purchase and sale market. **Times Square** also recorded favourable gains in rental reversions in 2003.



Electronics World on the 7th and 8th floors of Times Square has become a must-go destination for tourists searching for AV and electronics goods.



Times Square's retail occupancy rate stood firm at 98% in 2003.



The operating environment of the local retail sector improved dramatically in the second half of 2003.

All expiring tenancies were successfully renewed or re-merchandised with more appealing retailers. The new restaurants Crystal Jade La Mian Xiao Long Bao, Shark's Fin City, Japanese Dining SUN, Modern China Restaurant and California Pizza Kitchen have proved very popular with shoppers. Since their launch, all five have been drawing impressive traffic into the shopping complex. Plans are afoot to bring in more exciting F&B outlets.



The highly popular Food Forum offers a great variety of specialty restaurants.

TIMES SQUARE: PORTFOLIO INFORMATION

	Area (sq ft)	Gross Revenue (HK$M)	Average Occupancy (%)	Year-end Valuation (HK$M)	Anchor Tenants
Office	1,033,000	256	83%	4,799	AT&T, Boston Consulting, Coca-Cola, Disney, Lucent, Royal Bank of Scotland PLC, NCR, Shell
Retail	936,000	585	98%	7,524	Bally, Broadway, City'Super, Fortress, i.t, Lane Crawford, Mango, Marks & Spencer, Max Mara, UA Cinema, Versace

OFFICES

After standing at 92 per cent for two consecutive years, **Times Square**'s office occupancy rate declined to 83 per cent in 2003, as the result of a single tenant's decision to relocate to Tai Po. No other significant departures are expected in the near to medium term.

In spite of keen competition and the rising supply of Grade A office space, **Times Square** remained the preferred spot for multinationals engaged in the services or consumer goods markets. The retention rate for office tenancies expiring in 2003 was more than 70 per cent. High-profile tenants including Giorgio Armani, The Royal Bank of Scotland, L'Oreal and Charles Schwab renewed their leasing agreements. Meanwhile, the arrival of other household names such as Honda Motors and ABN AMRO Bank brought new lettings to 113,000 square feet.


RBS Tower
蘇格蘭皇家銀行
大廈
Times Square offices remain the preferred spot for multinationals engaged in the services or consumer goods markets.

Plaza Hollywood

This shopping mall located in the Diamond Hill area maintained an average occupancy rate of 97 per cent during the year under review. Similar to the Group's other major retail properties, Plaza Hollywood recorded double-digit growth in both shopper and vehicle traffic.


Stars Atrium
明星·廣場
Plaza Hollywood recorded double-digit growth in both shopper and vehicle traffic during the year.

BALANCE SHEET (EXTRACT)

as at December 31, 2003

	HK$M
Properties	5,379
Interest in Sorrento and Bellagio	1,815*
Property inventory and development	1,357
Second mortgage debtors	58
Net current liabilities	(131)
Net non-current liabilities	(71)
Net business assets (before debts)	8,407

* *Include 1/3 interest in Bellagio and 40% interest in Sorrento, of which 20% held through Harbour Centre Development Limited, a 67%-owned subsidiary.*

Wharf Estates Development Limited



Cumulative sales of Sorrento Phase II reached 728 units at the end of 2003.

Since the second half of last year, the local property market has again become active. Purchase and sale transactions in both primary and secondary markets showed remarkable increases, and the overall rental market began to stabilise in the final quarter of 2003.

SORRENTO

Sorrento, an MTRC joint-venture project above Kowloon Station, is equally owned by a five-member consortium comprising Wharf, Harbour Centre Development, Wheelock, New Asia Realty and Realty Development Corporation (now a wholly-owned subsidiary of New Asia Realty). For Phase I, launched in

PROPERTY LIST

	Project Nature	GFA (sq ft)	% Owned	Status
World Trade Square	Office/Retail	395,000	100%	For Lease
Mountain Court	Residential	49,900	100%	For Lease
Chelsea Court	Residential	43,000	100%	For Lease
No. 1 Plantation Road	Residential	97,000	100%	For Lease
Various units of Strawberry Hill	Residential	37,000	100%	For Lease
77 Peak Road	Residential	32,000	100%	For Lease
Sorrento Phase I & II	Residential	2,531,000#	33%*	For Sale
Bellagio Phase I/II	Residential	1,525,300#	33%	For Sale
Bellagio Phase III/IV	Residential	1,571,400	33%	Under Construction
Victoria Road	Residential	48,800	100%	Under Construction
Gough Hill Path	Residential	24,700	100%	Under Construction
Cable TV Tower South	Retail/Hotel	596,000	100%	Under Design Planning
Kowloon Godown	Residential/Hotel	1,078,000	100%	Under Planning Submission
Yau Tong Godown	Retail/Residential	244,000	100%	Under Planning Submission
Yau Tong JV Project	Retail/Residential	9,041,000	15.6%	Under Planning Submission

\# *Substantially sold*

* *Effective ownership*

November 2001, cumulative sales and proceeds for Towers 3, 5 and 6 reached 1,251 units (98% sold) and HK$5.9 billion as at the end of 2003. And at Phase II, consisting of Towers 1 and 2, which was launched in November 2002, cumulative sales and proceeds reached 728 units (85% sold) and HK$4.7 billion as at the end of the year under review.

BELLAGIO

Bellagio, in Sham Tseng on the western shore of the New Territories overlooking the Tsing Ma Bridge, is a joint-venture development equally owned by Wharf, Wheelock and New Asia Realty. Phases I and II were launched in September 2002 for pre-sales. At the end of December 2003, cumulative sales had reached 1,585 units (93% sold), realising proceeds of about HK$3.7 billion.



Pre-sale of Bellagio Phases III and IV is planned for the second half of 2004.

Construction work on Phases III and IV, covering the remaining 1,650 units, commenced in March 2003. While completion of these two phases is expected towards the end of 2005, the target for the launch of pre-sales is the second half of 2004.

WORLD TRADE SQUARE

Office and retail occupancy of World Trade Square stood at 75 and 63 per cent respectively at the end of December 2003. Due to the relatively large amount of supply available and competition from nearby industrial/office buildings, rental rates experienced double-digit declines on average last year.

WHARF PEAK PORTFOLIO

Both Mountain Court and Chelsea Court, with 16 and 20 units respectively, were completed in mid-2001. As at the end of 2003, 13 units, or more than 80 per cent of Mountain Court had been leased out; and 11 units, or 55 per cent of Chelsea Court had been leased. No. 1 Plantation Road, with 48 luxury apartments, was completed in June 2002. Leasing started in July 2002, and 30 takeups had been recorded at the end of 2003. The redevelopment of 3-5 Gough Hill Path into five houses has begun and is progressing according to schedule.



By the end of 2003, 30 luxury apartments had been leased at No. 1 Plantation Road.





Wharf Communications Limited



i-CABLE Communications Limited

BALANCE SHEET

as at December 31, 2003

	HK$M
Non-current assets	2,435
Net current liabilities	(637)
Non-current liabilities	(113)
Net assets	1,685
Capital and reserves	
Share capital	2,019
Reserves	(334)
	1,685

As Hong Kong emerged from the economic doldrums, **i-CABLE**'s core businesses, which had been affected by adverse conditions and keen competition, gained growth momentum. Subscriptions to **i-CABLE**'s Pay TV and Broadband access services both saw healthy gains during the year under review, despite a lack of "megaprogramme"

EBITDA AND CAPEX HISTORICAL TREND

HK$M


1,000
800
600
400
200
0
EBITDA
Capital Expenditure
99 00 01 02 03

TOTAL TURNOVER

HK$M


2,400
2,000
1,600
1,200
800
400
0
2,143
94 95 96 97 98 99 00 01 02 03

PAY TV SUBSCRIBERS

In thousands


800
640
480
320
160
0
656
94 95 96 97 98 99 00 01 02 03

BROADBAND SUBSCRIBERS

In thousands


300
240
180
120
60
0
258

attractions such as the FIFA World Cup, and in the face of competition from *new entrants and aggressive pricing.*

PAY TV

With initiatives aimed to enhance **i-CABLE**'s Pay-TV programming service – including the launch of a 24-hour Entertainment News Channel, the acquisition of important sports carriage rights and the addition of satellite channels – the Pay-TV division continued to grow, notwithstanding the presence of new competition.


有線電視 CABLE TV
十週年誌慶
CABLE TV celebrated its 10th anniversary last October.

Total subscribers increased by eight per cent to 656,000 at end of 2003, and the average churn rate fell to 1.3 per cent, compared with 1.6 per cent in 2002. These factors, combined with lower programming costs and stronger airtime sales in the second half of 2003, allowed the division to report higher turnover and operating profit.

Apart from growing the subscriber base, **i-CABLE** continued to expand its programming platform with the introduction of more premium channels and packages. Important acquisitions in 2003 included the exclusive rights to the star-studded Spanish La Liga soccer tournament, UEFA EURO 2004 and FIFA World Cup 2006. Digitisation of **i-CABLE**'s broadcasting service progressed at full speed during the year under review. Close to two-thirds of its Pay TV subscribers now receive their service in digital format; completion of the digital conversion programme is now expected by the third quarter of 2004, a year ahead of schedule.

BROADBAND AND INTERNET SERVICE

The number of Broadband subscribers increased by 14 per cent to 258,000 last year, though erosion of margins persisted due to the maturing of the market and keen competition. While **i-CABLE**'s share in the residential Broadband market remained more or less the same, in the mid-20 per cent range, ARPU fell to HK$129 from HK$180 the year before as a result of an aggressive pricing strategy designed to maintain subscriber growth momentum in a keenly contested market. However, with the economic upturn in the second half, both ARPU and turnover showed signs of recovery in the latter part of 2003.


Broadband subscribers grew to 258,000 at the end of 2003.

During the year under review, **i-CABLE** continued with its efforts to derive additional revenue from its multimedia service, leveraging on its unique content production capability. A fee-charging portal, isoccer18.com, was launched in the summer of 2003. Moreover, **i-CABLE**'s position as a leading multimedia content provider was again validated by the conclusion of a carriage agreement with Hong Kong's first third-generation mobile service provider.

BALANCE SHEET (EXTRACT)
as at December 31, 2003

	HK$M
Fixed assets	3,157
Net current liabilities	(268)
Other non-current liabilities	(22)
Net business assets (before debts)	2,867

RESULTS SUMMARY

	2003 HK$M	2002 HK$M	Change %
Turnover	**1,235**	1,117	11
Cost of Sales	**(472)**	(388)	22
Gross Profit	**763**	729	5
Operating Expenses	**(376)**	(399)	-6
EBITDA	**387**	330	17
ITD&A	**(333)**	(277)	20
Operating profit	**54***	53	2

* *Before non-recurring fixed assets write off of HK$85 million*

FIXED LINE GROWTH
In thousands


480
420
360
300
240
180
120
60
0
433
00
01
02
03

TOTAL REVENUE
HK$M


1,400
1,200
1,000
800
600
400
200
0
1,235
253 (20%)
982 (80%)
00
01
02
03
Fixed Line Revenue
Int'l Services Revenue

EBITDA & EBITDA MARGIN
HK$M


600
500
400
300
200
100
0
35%
30%
25%
20%
15%
10%
5%
0
14%
21%
30%
31%
387
00
01
02
03

Wharf T&T

Under the impact of military conflict in the Middle East and the SARS outbreak in the early part of the year, the trend of business closures and downsizing leading to further contraction of business telecommunications demand continued throughout most of 2003. This cautious and difficult operating environment appeared to abate only towards the very end of the year. Together with escalating competition on the supply side, revenue growth, selling costs and operating costs came under serious pressure.

During 2003, the fixed line installed base grew by about 94,000 or 28 per cent year-on-year to reach 433,000, representing an overall market share of 11 per cent. Of this installed base, 293,000 lines were for business service and 140,000 for residential service; our market share in these two segments was 17 and seven per cent respectively. The revenue ratio between fixed line and IDD improved to nearly 4:1, reflecting a continuing shift of focus to fixed line service under **Wharf T&T**'s business model. Total outgoing IDD volume in 2003 stayed flat at about 378 million minutes, versus 383 million minutes the year before.

During the year under review, an additional 189 km of fibre network was built to bring the total to 1,787 km.

BUSINESS MARKET

As a group, business customers accounted for 76 per cent of **Wharf T&T**'s total revenue in 2003.

On the wholesale front, **Wharf T&T** not only remained the dominant player in the non-captive ETS hosting business, serving about 95 per cent of that market; it also became the supplier of choice for international giants such as AT&T, BT and NTT Com Asia, reflecting exceptional service quality and flexible pricing. Wholesale business with international telecom carriers now makes up about 10 per cent of **Wharf T&T**'s turnover in monthly fixed line rental.

In the area of high bandwidth fibre service, **Wharf T&T** continued to successfully penetrate the corporate, IT, finance and government market segments. As for the business Internet access market, the installed base of our broadband webtone service achieved significant growth last year.



Wharf T&T's installed base of fixed lines grew to 433,000 lines during the year.

CONSUMER MARKET

As a group, residential customers accounted for 24 per cent of **Wharf T&T**'s total revenue in 2003.

With increased network coverage through co-location and direct access, an expanded sales force and vigorous promotional activities, growth of the residential sector accelerated. As the number of residential fixed lines jumped by a hefty 62 per cent year-on-year, the fixed line revenue generated by the Consumer Market showed an even bigger increase of 72 per cent. IDD margins were protected at the expense of volume; as a result of this strategy, **Wharf T&T**'s market share in the residential IDD sector fell to six per cent in 2003.

FIXED LINE MARKET SHARE


Business Market
83%
17%
Total Market
89%
11%
Residential Market
93%
7%
Wharf T&T
Other FTNS





Wharf China Limited



Chongqing Times Square

Wharf Estates China Limited

BALANCE SHEET (EXTRACT)
as at December 31, 2003

	HK$M
Investment properties	3,732
Other properties and fixed assets	1,223
	4,955
Property inventory and development	1,258
Net current liabilities	(313)
Other non-current liabilities	(472)
Net business assets (before debts)	5,428

Overall, the 2003 performance of the Group's investment properties in China was affected by the SARS outbreak.

With a total of 1.3 million square feet of GFA, Beijing Capital Times Square is a retail and office complex strategically located in the Xidan area, at the intersection of West

CHINA PROPERTY LIST

	Project Nature	GFA (sq ft)	Status	Completion
Beijing Capital Times Square	Office/Retail	1,295,000	For Lease	1999
Shanghai Times Square	Office/Retail/Residential	1,211,000	For Lease	1999
Chongqing Times Square	Office/Retail/Residential	1,570,000*	Under Construction	2004
Shanghai Wellington Garden	Residential	562,000	Under Construction	2006
Dalian Times Square	Retail/Residential	1,793,000	Under Planning	2007
Shanghai Jingan Garden	Residential	970,000	Under Planning	2007
Shanghai Wheelock Square	Office/Retail	1,489,300	Under Planning	2007
Wuhan Times Square	Retail/Residential	2,406,000	Under Planning	2007
Shanghai Parc Royal	Residential	802,000	Under Planning	2008

* *Partly sold*

Changan Avenue and Xuanwu Men Nei Avenue. During the year under review, the complex maintained an average office occupancy rate of 85 per cent. Beneath the five-level retail podium, the basement floor is directly connected to Xidan MTR station. Since the entire retail podium was turned into an LCX operation at the beginning of 2003, retail occupancy last year stood at 100%.

Shanghai Times Square is located in the very heart of Shanghai's Central Business District along Huai Hai Zhong Road. With over 1.2 million square feet of GFA, this commercial complex is also conveniently linked to major highways and MTR stations. Occupancy rates of the retail, office and residential portions were 77, 95 and 84 per cent respectively.

Chongqing Times Square, which has about 1.6 million square feet of GFA, occupies a prime location in the Liberation Statue Square area, between Zou Rong Road and Min Zu Road. It consists of four residential towers built atop the retail/commercial podium. Phase I units were handed over to individual buyers subsequent to completion during 2003. Phase II units were launched in April last year, and 217 units (72%) had already been sold by the end of 2003. Construction of Phase II will be completed by the end of 2004.

The Group's other property projects in China – including Shanghai Wheelock Square, Shanghai Wellington Garden and Shanghai Parc Royal – are progressing according to schedule.



Shanghai Times Square is located in the very heart of Shanghai's Central Business District along Huai Hai Zhong Road.



Shanghai Wheelock Square, one of the Group's commercial property developments, is slated for completion in 2007.

Marco Polo Hotel Group



The first Marco Polo Hotel in Shenzhen is scheduled to open in the summer of 2005.

During 2003, the Marco Polo Hotel Group announced the signing of a long-term management contract to operate a five-star deluxe hotel in the Futian Central Business District of Shenzhen, expanding Marco Polo's portfolio of China hotels to four.

Developed and owned by China Tobacco Company (Shenzhen), this new member of the Marco Polo Group is conveniently located in the prime commercial district of Futian, and affords easy access to the city government office complex, the new Shenzhen International Convention and Exhibition Centre and the Shenzhen Rapid Transit System.

Scheduled to open in the summer of 2005, this 41-storey building will provide 375 guestrooms and suites, including Marco Polo's well-known signature Continental Club. The conference and banquet facilities, which are designed to accommodate up to 1,200 guests, will be an ideal venue for meetings, seminars and social events. The recreation centre will feature a luxurious spa, a fitness club, a swimming pool, tennis courts and other sports facilities.

Today, the Marco Polo Hotel Group manages nine hotels in the Asia Pacific region, including those under construction. Seven of these are located in Hong Kong and China.



The Marco Polo Shenzhen will feature Marco Polo's signature Continental Club.

BALANCE SHEET (EXTRACT)
as at December 31, 2003

	HK$M
Fixed assets	4,961
Interest in associates	233
Net current liabilities	(437)
Other non-current liabilities	(352)
Net business assets (before debts)	4,405

Note: The Group's investment cost in 55.34% of Modern Terminals is HK$3,709 million.

Modern Terminals



Modern Terminals handled 4 million TEUs last year, representing year-on-year growth of more than 10%.

The number of container boxes handled by Hong Kong's Kwai Chung terminal grew by 1.2 per cent in 2003, compared with 5.2 per cent growth the year before. Volume growth for the whole Southern China region also declined to 35 per cent from 50 per cent in 2002. As at the end of December 2003, Hong Kong represented around 60 per cent of total Southern China volume.

Notwithstanding the uncertainties provoked by the implementation of the US Government's Container Security Initiative requirements, the Middle East military conflict and the SARS outbreak, **Modern Terminals** handled around four million TEUs during 2003, representing a year-on-year growth of more than 10 per cent – far above the Kwai Chung average. This outperformance was mainly driven by strong feeder and transshipment business.

THROUGHPUT
Million TEUs


4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
3.99
98 99 00 01 02 03

MARKET SHARE
%


40
35
30
25
20
15
10
5
0
33.1
98 99 00 01 02 03

PRODUCTIVITY INDEX ($/TEU HANDLED)
%


10
0
-10
-20
-30
-40
-50
-45%
98 99 00 01 02 03


Modern Terminals
Modern Terminals' market share in Kwai Chung expanded to 33.1% in 2003.

Though the pricing differential between Kwai Chung and other Southern China ports has narrowed considerably, the average tariff achieved by **Modern Terminals** remained under pressure. **Modern Terminals**' market share in Kwai Chung, however, expanded to 33.1 per cent from 30.3 per cent in 2002.

The delivery to **Modern Terminals** of the four berths at Container Terminal 9 in Hong Kong began in October 2003. The whole delivery process is expected to last until the fourth quarter of 2004. Once two of the new berths are swapped with ACT, a new operator, **Modern Terminals**' operations in Kwai Chung will consist of 7 1/2 berths, spread over Container Terminals 1, 2, 5 and 9. As a result of this berth-swapping arrangement, **Modern Terminals** stands to benefit not only from additional capacity but also from an even higher level of efficiency.

All ongoing projects in China are progressing smoothly and on schedule. While the first berth at Shekou Container Terminals Phase II commenced operation in August last year, the second berth will become operational within the coming month. Taicang, a new project in the Yangtze River Delta area in which **Modern Terminals** plans to acquire a majority stake, currently awaits final Central Government approval; municipal approvals have already been granted. During the year under review, **Modern Terminals** also entered into a joint-venture agreement with China Shipping to explore investment opportunities related to the Yangshan project in Shanghai.



Modern Terminals' operations in Kwai Chung will consist of 7 1/2 berths, spread over Container Terminals 1, 2, 5 and 9, by the fourth quarter of 2004.

KEY OPERATING AND FINANCIAL HIGHLIGHTS

	2003	2002	2001	2000	1999	1998
Container Handling Capacity (TEUs in millions)	**4.36**	4.20	4.03	3.70	3.40	3.40
Throughput (TEUs in millions)	**3.99**	3.61	3.52	3.36	2.82	2.51
Headcount	**1,186**	1,176	1,179	1,184	1,294	1,328
TEUs per Headcount	**3,365**	3,072	2,985	2,840	2,177	1,889
Market Share	**33.1%**	30.3%	31.1%	28.9%	27.2%	26.2%

Management Discussion & Analysis

(I) REVIEW OF 2003 RESULTS AND SEGMENTAL PERFORMANCE

REVIEW OF 2003 RESULTS

Profit attributable to Shareholders

The Group reported a profit attributable to shareholders of HK$3,043 million for the year of 2003, an increase of HK$784 million or 35% against HK$2,259 million achieved in 2002. Earnings per share were HK$1.24, compared to HK$0.92 recorded in the previous year.

A lower aggregate attributable impairment provision for properties and investments was provided in 2003 than that for 2002 by HK$641 million. Also included in the profit for 2003 are a deemed profit of HK$312 million arising from the distribution of i-CABLE shares as part of the Company's interim dividend for the year and a write-down of fixed assets in the sum of HK$85 million.

Excluding the above-mentioned non-recurring items in both years, the Group's net profit would be HK$3,122 million in 2003, a mere decrease of HK$84 million or 3% compared to HK$3,206 million for 2002. The decline was chiefly attributable to the decrease in operating profit of the Group's hotel business by HK$118 million consequent to the outbreak of SARS in mid-March 2003, a drop in office rental contribution of HK$85 million under an oversupply situation prevailing in the Grade A office market, an additional tax charge of HK$223 million primarily in respect of current year's taxation and deferred tax liabilities for a rise of 1.5% in Profits Tax rate and increase in profit shared by minority interests of HK$91 million. The increase of HK$198 million in share of operating profits from associates, and savings of HK$275 million in borrowings cost mitigated the decline in profit for the year under review.

Group's Turnover

The Group's turnover for the year was HK$11,253 million, an overall insignificant decrease of HK$80 million or 1% against HK$11,333 million earned in 2002. The decrease in turnover was chiefly attributable to the reduction in hotel revenue of HK$83 million as a consequence of SARS and office rental income of HK$105 million, despite revenue growths totaling HK$161 million reported by Communications, Media and Entertainment and the logistics segment.

Group Operating Profit

Group operating profit before borrowing costs for the year 2003 amounted to HK$5,050 million, decreased by HK$291 million or 5% from HK$5,341 million in 2002. This was primarily owing to unfavourable results of hotel operations and reduction in rental contribution from office area as explained above.

SEGMENT PERFORMANCE

Property Investment

For 2003, the Property Investment segment reported a revenue of HK$4,275 million representing a reduction of HK$167 million or 4%. Operating profit showed a decrease of HK$224 million or 7% to HK$2,901 million. Additional operating and promotional expenditure totaling HK$16 million were incurred during and after the SARS period in respect of the core property assets of the Group.

Wharf Estates Limited

Harbour City

Harbour City, a core property investment asset of Wharf Estates Limited, generated a lower turnover to HK$2,732 million for 2003, as a result of a reduction in revenue from hotel businesses, office area and apartments. With the local tourist industry adversely affected by the spread of SARS in the second quarter of the year, the hotel operations recorded a decrease in sales of 13% to HK$533 million in 2003. Following stabilization of the SARS impact, the operating environment improved with the restoration of average room occupancy rate to the normal 80% plus level. Average hotel room occupancy for the whole year of 2003, however, reduced to around 67% as opposed to 86% achieved last year. Office area rental had been under pressure given the oversupply situation of Grade A office. The apartments also reported a decrease in revenue due to decline in both occupancy rate and rental rate in an intense competitive environment. Retails area recorded slightly lower contribution mainly because of rental loss in certain parts of Ocean Terminal, which had been reserved during part of 2003 for renovation and planned refurbishment programmes.

Times Square

Times Square, another core investment property asset of Wharf Estates Limited, generated in 2003 total revenue of HK$841 million, which was lower than the previous year's level by 6%. A lower office occupancy level in early part of 2003 was recorded, following the exit of an anchor tenant, which negatively impacted the revenue contribution from its office area. Revenue from retails area continued the rising trend of the previous year, resulting in improvement in both the occupancy rate and rental rate.

Plaza Hollywood

Plaza Hollywood, under Wharf Estates Limited, reported lower revenue of HK$238 million for 2003 further to the declines both in the occupancy rate and rental rate. The unfavourable results were partly due to its proximity to some SARS affected areas in Kowloon East.

The aggregate property value of Harbour City, Times Square and Plaza Hollywood owned under Wharf Estates Limited was HK$50,139 million, based on the revaluation as at December 31, 2003 conducted by independent valuers. This portfolio generated total revenue and operating profit of HK$3,811 million and HK$2,683 million respectively for 2003 against HK$4,034 million and HK$2,965 million respectively reported in 2002.

Wharf Estates Development Limited

Owning various residential, office and industrial investment properties located in Hong Kong including the peak properties, Wharf Estates Development Limited reported improvement both in aggregate revenue and operating profit in 2003. The better results were achieved with the support of an aggressive leasing strategy.

Wharf Estates China Limited

With its two major investment properties in Mainland China, namely, Beijing Capital Times Square and Shanghai Times Square, Wharf Estates China Limited recorded satisfactory growth both in aggregate revenue and operating profit in 2003, reflecting the resilience of these property assets and the high economic growth of China Mainland.

Communications, Media and Entertainment ("CME")

Benefited from the continuous increases in subscribers to Pay TV, Broadband Internet multimedia and telecommunication services, the CME segment reported growth of HK$143 million or 4% to HK$3,578 million in aggregate revenue; and growth of HK$3 million or 1% to HK$432 million in operating profit in 2003. Albeit with increased subscribers, the Broadband services reported unfavorable results principally due to the erosion in its ARPU resulting from keen price competition.

i-CABLE

Pay TV

Subscribers for Pay TV grew by 8% to reach 656,000 at the end of 2003, in spite of the absence of FIFA World Cup the year before. Accompanied by a significant year-on-year savings on programming cost and strong airtime sales performance in the second half of 2003, Pay TV turnover increased by HK$23 million or 1% to HK$1,734 million and operating profit rose by HK$112 million or 34% to HK$444 million for 2003.

Internet and multimedia

Internet and multimedia revenue decreased by HK$41 million or 9% to HK$409 million for 2003, in spite of a growth of Broadband subscribers by 14% to reach 258,000. The operating results recorded a loss of HK$85 million against profit of HK$9 million in 2002. The unfavourable results were primarily due to substantial decline of ARPU from HK$180 year-on-year to HK$129 following the adoption of an aggressive pricing strategy to maintain subscriber growth momentum under the highly competitive environment.

As compared to 2002, the consolidated results of Pay TV and Internet and multimedia businesses revealed a decrease in the group revenue of i-CABLE by HK$18 million or 1% to HK$2,143 million but an increase in its operating profit before unallocated corporate expenses by HK$18 million or 5% to HK$359 million due to significant programming cost savings as a result of stringent cost control and the non-recurring World Cup related costs incurred in 2002. Added by the benefit of the decline in finance cost and the non-recurrence of the impairment loss on investment recorded in 2002, the net profit attributable to shareholders of i-CABLE thus rose by HK$103 million or 88% to HK$220 million.

Wharf T&T

Against a backdrop of the competitive environment that has put pressure on nearly every aspect of the telecommunication business including but not limited to ARPU, operating cost, churn rate and sales force resources, Wharf T&T managed to increase its telecommunication revenue by 11% to HK$1,235 million compared to the results of 2002. During 2003, its installed base of fixed lines grew by 28% to reach 433,000 lines with a market share of 11%. The company's revenue from fixed-line telephony services rose by 16% to HK$982 million and IDD revenue rose by 7% to HK$253 million. The revenue ratio between fixed line and IDD was improved to nearly 4:1 to reflect the continuing shift to fixed line focus in its business model. The operating profit was, however, virtually unchanged at HK$54 million mainly due to higher depreciation charge, which neutralised the increase in EBITDA.

Logistics

The total revenue of Logistics segment, mainly contributed by Modern Terminals Limited ("Modern Terminals"), a 55.3%-owned subsidiary, was HK$3,221 million, an increase of HK$18 million or 1% as compared with HK$3,203 million in 2002. The operating profit, however, slightly decreased by HK$11 million or 1% to HK$1,827 million.

Modern Terminals

The revenue of Modern Terminals increased in 2003 as a result of a growth in throughput handled, mainly driven by strong feeder and transshipment volume. Operating profit of Modern Terminals also improved satisfactorily despite the keen competitive environment of the terminal industry in South China.

The decrease in profit contribution from other logistics activities, resulted mainly from SARS impact, was largely offset by the increase in profit contribution of Modern Terminals.

Property development

In addition to their property investments, Wharf Estates Development Limited and Wharf Estates China Limited conducted during the year some property sales activities in Hong Kong and China respectively but recorded a small aggregate loss. The Sorrento and Bellagio residential projects undertaken through associates progressed their respective developments according to schedule and their sales results, not being accounted for as the Group's turnover, were successful as mentioned hereunder having regard to the volatile market conditions.

Depreciation and amortisation

Depreciation and amortisation charge for the year 2003 totalled HK$1,292 million (including the amortisation of goodwill HK$50 million), an increase of HK$84 million or 7% over 2002. The rise resulted from the combined effect of a net increase in depreciation of i-CABLE and Wharf T&T, which incurred further capital investments to cater for subscriber growth and service enhancement. Amortisation of goodwill increased by HK$28 million in 2003 as its estimated useful lives had been shortened to better reflect the period during which the related asset will generate economic benefits for the Group.

Borrowing costs

Due to a persistently low interest rate environment as well as a declining Group's net debt level, net borrowing costs as charged decreased by HK$275 million or 36% to HK$480 million for 2003 from HK$755 million incurred in the previous year. The charge was after capitalization to related assets of HK$54 million for the year compared to HK$94 million in the previous year. The Group's average borrowing cost was 2.66% p.a., a reduction from 3.59% p.a. in 2002.

Net other charges

The net other charge recognized in 2003 comprised the deemed profit of HK$312 million arising from a distribution of 244.7 million i-CABLE shares by the Company as part of 2003 interim dividend, net impairment provision of HK$276 million for properties under development, impairment provision of HK$58 million for investments and write off of fixed assets of HK$85 million; all before deduction of minority interest. The deemed profit on distribution of the i-CABLE shares represents the difference between the total value of HK$508 million, calculated on basis of the closing price of i-CABLE share on August 19, 2003, and the net book value of the distributed shares.

The charges in 2002 mainly included net provisions of HK$285 million for impairment in value of various properties under development and HK$149 million for impairment in value of investments.

Share of profits less losses of associates

The share of profits of associates for the year was HK$292 million compared to loss of HK$495 million in 2002. The share of profit for the year under review mainly came from attributed profit on sale of Sorrento residential units benefited from the rebounding residential market, particularly in the second half of 2003. The attributed losses for last year mainly resulted from the Group's share of the aggregate provisions of HK$589 million made by the associates for the impairment in value of two property development projects, namely, Sorrento and Bellagio, 40% and 33-1/3% respectively owned by the Group.

Profit before taxation

The profit before taxation, which include the non-recurring items and provisions as stated above, increased by HK$1,098 million or 30% to HK$4,755 million for 2003 from HK$3,657 million against previous year.

Taxation

The taxation charge for 2003 was HK$952 million, a jump of HK$223 million from HK$729 million recorded in the previous year. The significant increase primarily resulted from the rise in the Hong Kong Profits Tax rate to 17.5% (2002: 16%), which affected not only the current tax charge but also the deferred tax liabilities. The latter item had, *inter alia*, been enlarged upon the adoption of the new accounting standard SSAP 12 "Income taxes" in the current financial year.

Minority interests

Minority interests were HK$760 million compared to HK$669 million in 2002. The increase arose mainly from better results achieved by two non-wholly owned subsidiaries, namely, Harbour Centre Development Limited and i-CABLE.

Included in the Group's profit attributable to the shareholders is profit of HK$1,051 million (2002: HK$883 million) contributed aggregately from three major non-wholly owned subsidiaries, namely, the 55.3%-owned Modern Terminals, 67.1%-owned i-CABLE and 66.8%-owned Harbour Centre Development Limited. Total dividends received from these subsidiaries amounted to HK$891 million for the year 2003 (2002: HK$853 million).

(II) LIQUIDITY AND FINANCIAL RESOURCES

Shareholders' funds

The Group's consolidated net asset value was HK$51,628 million or HK$21.09 per share at December 31, 2003, grew from the restated value of HK$47,734 million or HK$19.50 per share at December 31, 2002, respectively. The improvement partly reflected the net appreciation in the Group's investment and hotel property portfolios, which were revalued by independent valuers at December 31, 2003. A transfer of a net revaluation surplus of HK$2,201 million was made to the Group's revaluation reserves account for the year.

Shareholders' funds at December 31, 2002 was restated downwards by HK$979 million as a prior year adjustment by providing an additional net deferred tax liabilities to comply with the new requirements of SSAP 12 "Income taxes" (revised) retrospectively with effective from January 1, 2003.

Supplemental Information

To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:

	Per share
Book net asset value at December 31, 2003	HK$21.09
Add adjustments for:-	
Modern Terminals	
– based on the previous average transaction prices	2.12
i-CABLE	
– based on market value at December 31, 2003 (@HK$1.99 p.s.)	0.64
Adjusted net asset value per share at December 31, 2003	HK$23.85

Net cash generated from the Group's operating activities

For the year under review, net cash generated from the Group's operating activities increased to HK$5.4 billion from HK$4.7 billion in 2002. This was partly due to the proceeds of HK$0.5 billion from disposal of certain listed debt securities in 2003. Net cash inflow of HK$1.1 billion was recorded for investing activities which comprised net repayments of advances mainly from the associates undertaking the property developments of Bellagio and Sorrento of HK$1.7 billion, the uplift of pledged and long term deposits of HK$0.8 billion and proceeds of HK$0.3 billion from sale of long term listed investments net of purchase of fixed assets for HK$1.7 billion.

Capital expenditure

The capital expenditure, including programming library, incurred by the Group's core businesses during the year and related capital commitments at the year-end date are analysed as follows:

		Capital Commitments as at December 31, 2003	
Business Unit/Company	**Capital expenditure in 2003 HK$ Million**	**Authorised and contracted for HK$ Million**	**Authorised but not contracted for HK$ Million**
Property investments/others	216	213	1,061
Wharf T&T	512	74	79
i-CABLE	507	137	180
Modern Terminals	441	675	99
	1,676	1,099	1,419
At December 31, 2002	2,174	1,700	1,606

The capital expenditure of Wharf T&T and i-CABLE mainly related to network equipment while that of the Logistics was substantially for construction of Container Terminal 9.

In addition to the above, the Group had planned expenditures at the end of 2003 of approximately HK$2.5 billion (2002: HK$1.1 billion) mainly related to the properties under development for sale in China Mainland.

Major property projects undertaken by associates

Sale of the Sorrento and Bellagio projects undertaken by associates, 40%-owned and 33-1/3% owned by the Group, respectively, reported good progress. For the year under review, 673 units of Sorrento and 332 units of Bellagio were sold. At December 31, 2003, accumulated sales of Sorrento Phase I and Phase II units reached 1,251 units or 98% and 728 units or 85% respectively. The sale of Bellagio accumulated to 1,585 units or 93% of the 1,704 Phases I and II units.

At December 31, 2003, the cash deposits in Sorrento's stakeholders account amounted to HK$0.5 billion, which would be sufficient to fully cover its outstanding construction cost for completion of the whole project. Following the completion of the Phases I and II units, the cash deposits in Bellagio's stakeholders' account at March 31, 2003, amounting to HK$1.2 billion were distributed to the shareholders of the project company in proportion to their equity interests in April 2003. Construction works for Bellagio Phases III and IV are underway in accordance with schedule and the estimated cost for completion of these Phases was approximately HK$1 billion. The two project companies did not have any bank borrowings at December 31, 2003.

Gearing ratios

As at December 31, 2003, the ratio of net debts to total assets decreased to 21.4%, while the ratio of net debts to shareholders' equity decreased to 32.9%, compared to 25.9% and 42.9% at December 31, 2002, respectively. The Group's net debts decreased substantially from HK$20.5 billion at December 31, 2002 to HK$17.0 billion at December 31, 2003, which was made up of HK$18.7 billion in debts less HK$1.7 billion in deposits and cash. Included in the Group's debts were loans of HK$1,300 million borrowed by a non-wholly owned subsidiary, Modern Terminals (2002: HK$941 million borrowed by Modern Terminals and HK$386 million borrowed by i-CABLE). These loans are without recourse to the Company and other subsidiaries of the Group.

Availability of committed and uncommitted facilities

High liquidity continued to sustain in the banking market during 2003. Taking advantage of the circumstances, the Group had arranged loan facilities on favourable terms in an aggregate amount of HK$6.3 billion for refinancing purpose. The asset-backed notes totalling HK$4.5 billion were prepaid in May 2003, with substantial reduction in interest margins achieved. To diversify the funding source, the Group has set up a medium term note programme, which allows the Group from time to time to issue for an aggregate amount of notes the outstanding of which will not at any time exceed US$1,000 million.

The Group's available loan facilities and debt securities amounted to HK$26.3 billion. Debts totaling HK$18.7 billion were outstanding at December 31, 2003, against the available facilities as analysed below:

	31/12/2003			
Debt Maturity	**Available Facility HK$ Billion**	**Total Debt HK$ Billion**		**Undrawn Facility HK$ Billion**
Company and wholly owned subsidiaries				
Committed facilities				
Repayable within 1 year	5.1	5.0	27%	0.1
Repayable between 1 to 2 years	1.6	1.6	9%	–
Repayable between 2 to 3 years	4.6	4.6	24%	–
Repayable between 3 to 4 years	6.9	2.9	16%	4.0
Repayable between 4 to 5 years	2.0	1.6	8%	0.4
	20.2	15.7	84%	4.5
Uncommitted facilities	2.1	1.3	7%	0.8
	22.3	17.0	91%	5.3
Non wholly-owned subsidiaries				
Committed and uncommitted				
Modern Terminals Limited	2.9	1.3	7%	1.6
i-CABLE Communications Limited	0.5	–	–	0.5
Others	0.6	0.4	2%	0.2
	26.3	18.7	100%	7.6
Secured	0.5	0.4	2%	0.1
Unsecured	25.8	18.3	98%	7.5
Total	26.3	18.7	100%	7.6

Subsequent to the year end, banking and other facilities in an aggregate amount of HK$5,934 million, with maturity ranging from 3 to 7 years, have been secured to refinance the facilities of HK$6,900 million including those expiring in the year ending December 31, 2004, which further reduce average borrowing margins and lengthen the Group's maturity portfolio.

As at December 31, 2003, notes of HK$880 million have been issued under the above-mentioned US$1,000 million medium term note programme, of which only the amount issued had been included in the amount of the above available facility.

As at December 31, 2003, the banking facilities of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$3,732 million (2002: HK$17,923 million).

An analysis of the Group's total debts by currency at December 31, 2003 is shown as below:

	HK$ Billion
Hong Kong dollar	14.0
United States dollar (swapped into Hong Kong dollars)	4.6
Renminbi	0.1
	18.7

The Group's debts are primarily denominated in Hong Kong and US dollars and the US dollars loans have almost fully been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2003, the Group also maintained a portfolio of long-term investments, primarily in blue-chip securities, with a market value of HK$1.3 billion.

(III) EMPLOYEES

The Group has approximately 10,102 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year 2003 amounted to HK$1,999 million, compared to HK$1,983 million of 2002.

Disclosure of Further Corporate Information

Set out below is information disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"):

(A) BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGERS

(I) Directors

Peter K C Woo, GBS, JP, Chairman (Age: 57)
Mr Woo has resumed the role of Chairman since 2002 after having formerly served as Chairman of the Company from 1986 to 1994. He is also the chairman of Wheelock and Company Limited ("Wheelock").

Mr Woo was appointed a Justice of the Peace in 1993 and awarded the Gold Bauhinia Star in 1998 by the Hong Kong SAR Government. He has for many years been actively engaged in community and related services, both locally and in the international arena, and has held various Government appointments. He has been the Government-appointed chairman of the Hong Kong Trade Development Council since October 2000 and had served as the chairman of Hospital Authority from 1995 to 2000 and the council chairman of Hong Kong Polytechnic University from 1993 to 1997. He is currently the chairman of the Hong Kong Environment and Conservation Fund Committee set up in 1994 which he co-funded with the Government. He also served as a deputy chairman in 1991 to Prince of Wales Business Leaders Forum, and as a member of the International Advisory Council of J.P. Morgan Chase & Co., National Westminster Bank, Banca Nazionale del Lavoro, Elf Aquitaine of France and General Electric of America. He has received Honorary Doctorates from various universities in the USA, Australia and Hong Kong.

Gonzaga W J Li, Senior Deputy Chairman (Age: 74)
Mr Li joined Wharf in 1980 as a Director and was appointed as the general manager in 1982. He became Deputy Chairman and Managing Director in 1989, appointed Chief Executive in 1992 and became Chairman in 1994. He relinquished the title of Chairman and Chief Executive and assumed the title of Senior Deputy Chairman of the Company since 2002. He is also the senior deputy chairman of Wheelock and the chairman of Harbour Centre Development Limited ("HCDL"), New Asia Realty and Trust Company, Limited ("New Asia") and Marco Polo Developments Limited ("MPDL") in Singapore and also the chairman and chief executive officer of Wharf China Limited. He is also a director of Joyce Boutique Holdings Limited ("Joyce").

Stephen T H Ng, Deputy Chairman and Managing Director (Age: 51)
Mr Ng joined Wharf in 1981 and became Managing Director in 1989. He has been a director, deputy chairman, president and chief executive officer of i-CABLE Communications Limited ("i-CABLE") since 1999 and became its chairman since 2001. He is also the deputy chairman of Wheelock, a director of Joyce and the chairman, president and chief executive officer of Wharf T&T Limited ("Wharf T&T"). He serves as a member of the Hong Kong - United States Business Council and the General Committee of The Hong Kong General Chamber of Commerce.

David J Lawrence, Executive Director (Age: 57)
Mr Lawrence has been appointed as Executive Director of the Company since 2002. He joined the Group in 1992 and spent one year with the Group in Hong Kong before transferring to a new appointment in 1993 to expand MPDL of which he is now the chief executive officer and managing director. He formerly worked for Richard Ellis International Property Consultants which he joined in 1981, with various responsibilities including appointments as an Asia Regional Director for Richard Ellis International, Managing Director of Richard Ellis Singapore, Director of Richard Ellis Bangkok and Chief Technical Advisor to Richard Ellis Indonesia. He is a Fellow of The Hong Kong Institute of Surveyors, The Royal Institution of Chartered Surveyors, the Singapore Institute of Surveyors and Valuers and the Singapore Institute of Directors.

Edward K Y Chen, GBS, CBE, JP, Director (Age: 59)
Professor Chen has been a Director of the Company since 2002. He is currently the president of Lingnan University in Hong Kong. He is also an honorary professor and a distinguished fellow of the Centre of Asian Studies at the University of Hong Kong, an honorary professor of Shantou University, and a visiting professor of Jinan University. He was a member of the Legislative Council of Hong Kong in 1991 and 1992, and a member of the Executive Council of Hong Kong from 1992 to 1997. He was also a member of the Hong Kong SAR Basic Law Consultative Committee from 1985 to 1990. He is a director of First Pacific Co. Ltd. and Asia Satellite Telecommunications Holdings Ltd. and a trustee of Eaton Vance Management Funds. He is currently chairman of the Hong Kong Committee for Pacific Economic Cooperation.

Paul M F Cheng, JP, Director (Age: 67)
Mr Cheng has been a Director of the Company since 2002. He is currently a non-executive director of Esprit Holdings Limited and Sino Land Company Limited. Mr. Cheng is a member of the executive committee of the PRC-based All China Federation of Industry and Commerce and serves as an advisor to the China National Committee for Pacific Economic Co-operation and China Center for Economic Research of the Peking University. In Hong Kong, he is a member of the Chinese University of Hong Kong Council and an adjunct professor of Management of Organisations at the Hong Kong University of Science and Technology. He is also a steward of the Hong Kong Jockey Club. He was formerly the chairman of Inchcape Pacific Limited, N M Rothschild and Sons (Hong Kong) Limited and a founding partner of China Key Consultants Ltd. He served as the chairman of the American Chamber of Commerce in Hong Kong in 1987 and was the chairman of the Hong Kong General Chamber of Commerce from 1992 to 1994. He had been a member of the Legislative Council of Hong Kong prior to the handover and also served on

the Provisional Legislature after 1997. He was also a member of the preparatory committee, appointed by the PRC Government, to prepare for the establishment of the Hong Kong SAR on July 1, 1997.

Raymond K F Ch'ien, GBS, CBE, JP, Director (Age: 52)
Dr Ch'ien has been a Director of the Company since 2002. He is the executive chairman of chinadotcom corporation as well as chairman of hongkong.com corporation, a subsidiary of chinadotcom corporation. He is also the non-executive chairman of MTR Corporation Limited and HSBC Private Equity (Asia) Limited and a director of Convenience Retail Asia Limited, HSBC Holdings plc, Inchcape plc, The Hongkong and Shanghai Banking Corporation Limited and VTech Holdings Ltd. From 1992 to 1997, Dr Ch'ien was a member of the Executive Council of Hong Kong, then under British administration. He was appointed a member of the Executive Council of the Hong Kong SAR on July 1, 1997 and served until June 2002. He holds a number of public offices, namely, the chairman of the Hong Kong/Japan Business Cooperation Committee and the Advisory Committee on Corruption of the Independent Commission Against Corruption. He is also an honorary president and the past chairman of the Federation of Hong Kong Industries and president of Hong Chi Association, Hong Kong's leading non-governmental organization helping mentally handicapped persons.

Erik B Christensen, Director (Age: 56)
Mr Christensen has been a Director of the Company since 2003. He has since 1997 been the managing director of Modern Terminals Limited ("Modern Terminals"), a 55.34% owned subsidiary of the Company, being one of the world's most efficient container terminal operators. He formerly joined The East Asiatic Company Limited ("EAC") in Denmark as a management trainee in 1965. Between 1970 and 1990, he spent eight years in China and 12 years in Hong Kong - from 1983 as the managing director and chief executive officer for the EAC's group activities in China and Hong Kong. In 1990, Mr Christensen returned to Copenhagen, and in 1995 he became a member of the EAC's group management board.

Vincent K Fang, Director (Age: 60)
Mr Fang has been a Director of the Company since 1993. He is the chief executive officer of Toppy Co. (HK) Ltd., a director of Fantastic Garments Limited and also the chairman of the Association of Better Business & Tourism Services.

Hans Michael Jebsen, BBS, Director (Age: 47)
Mr Jebsen has been a Director of the Company since 2001. He is the chairman of Jebsen & Co. Ltd. and also a director of Hysan Development Co., Ltd. He currently holds a number of public offices, namely, the vice-president of World Wide Fund for Nature Hong Kong, the chairman of the Friend's Committee of the Asian Cultural Council Hong Kong, an honorary fellow and court member of the Hong Kong University of Science & Technology, as well as a member of the Council for Sustainable Development, Hong Kong European Union Business Co-operation Committee of the Hong Kong Trade Development Council, World Wide Fund for Nature International Board of Trustees, Asian Cultural Council Board of Trustees and Advisory Board of the Hong Kong Red Cross. He was awarded the Bronze Bauhinia Star of the Hong Kong SAR in 2001.

Christopher P Langley, OBE, Director (Age: 59)

Mr Langley has been a Director of the Company since 2001. He began his career with HSBC group in 1961. He was appointed an executive director of The Hongkong and Shanghai Banking Corporation Ltd. in 1998 and retired from the HSBC group in February 2000. He is now a director of Winsor Properties Holdings Ltd., Lei Shing Hong Ltd., Techtronic Industries Co. Ltd. and Dickson Concepts (International) Ltd. and also a director of Wing Tai Holdings Ltd., a Singapore publicly-listed company. He was awarded an OBE in 1996.

Quinn Y K Law, Director (Age: 51)

Mr Law joined the Company in 1983 and has been a Director of the Company since 1998. He is also a director of i-CABLE, Modern Terminals and Wharf T&T.

Doreen Y F Lee, Director (Age: 47)

Ms Lee joined the Company in 1984 and has been a Director of the Company since 2003. She is also an executive director of Wharf Estates Limited, Harbour City Estates Limited and Times Square Limited and is responsible for the leasing and operation of the two core properties of the Group in Hong Kong, namely, Harbour City and Times Square.

T Y Ng, Director (Age: 56)

Mr Ng joined the Company in 1985 and has been a Director of the Company since 1998. He is also a director of HCDL, Joyce, New Asia and MPDL in Singapore.

James E Thompson, GBS, Director (Age: 64)

Mr Thompson has been a Director of the Company since 2001. He established his company, Crown Worldwide, in Japan in 1965. He is the member of the American Chamber of Commerce in Hong Kong ("ACC") and was appointed as the chairman of ACC in 2003. He also serves on the Hong Kong - United States Business Council, the Hong Kong Japan Business Co-operation Committee, and the Hong Kong Korea Business Roundtable.

Note: Wheelock, WF Investment Partners Limited, Wheelock Corporate Services Limited (formerly known as Wheelock Properties Limited), New Asia and Star Attraction Limited (of which Mr P K C Woo, Mr G W J Li, Mr S T H Ng and/or Mr T Y Ng is/are director(s)) have interests in the share capital of the Company discloseable to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO").

(II) Senior Management

Various businesses of the Group are respectively under the direct responsibility of the Chairman, the Senior Deputy Chairman, the Deputy Chairman and Managing Director, and the Executive Director of the Company, as named under (A) (I) above. Only those four Directors are regarded as members of the Group's senior management.

(B) DIRECTORS' INTERESTS IN SHARES

At December 31, 2003, Directors of the Company had the following personal beneficial interests, all being long position, in the ordinary shares of the Company and of a subsidiary of the Company, namely, i-CABLE, and the percentages which the shares represented to the issued share capital of the Company and i-CABLE respectively:

	Number of Shares (percentage of issued capital)
The Company	
Mr Gonzaga W J Li	686,549 (0.0281%)
Mr Stephen T H Ng	650,057 (0.0266%)
Mr Erik B Christensen	25,000 (0.0010%)
Mr T Y Ng	178,016 (0.0073%)
i-CABLE	
Mr Gonzaga W J Li	68,654 (0.0034%)
Mr Stephen T H Ng	1,065,005 (0.0527%)
Mr Erik B Christensen	2,500 (0.0001%)
Mr T Y Ng	17,801 (0.0009%)

Set out below are particulars of interests (all being personal interests) in options to subscribe for ordinary shares of the Company granted under the Executive Share Incentive Scheme (the "Scheme") of the Company held by Directors of the Company during the financial year (no movements in such options recorded throughout the period from January 1, 2003 to June 16, 2003 on which day all such options lapsed):

Name of Director	Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at 01/01/2003 (all such options lapsed on 16/6/2003)	Period during which rights exercisable (Day/Month/Year)	Price per share to be paid on exercise of options (HK$)	Consideration paid for the options granted (HK$)
Mr Gonzaga W J Li:	22/06/1993	210,000	17/06/1997 to 16/06/2003	19.00	1.00
Mr Quinn Y K Law:	22/06/1993	100,000	17/06/1996 to 16/06/2003	19.00	1.00
Mr Stephen T H Ng:	22/06/1993	200,000	17/06/1996 to 16/06/2003	19.00	1.00
Mr T Y Ng:	22/06/1993	100,000	17/06/1996 to 16/06/2003	19.00	1.00

Except as disclosed above, as recorded in the register kept by the Company under section 352 of the SFO in respect of information required to be notified to the Company and the Stock Exchange pursuant to the SFO or to the Model Code for Securities Transactions by Directors of Listed Companies:

(i) there were no interests, both long and short positions, held as at December 31, 2003 by any of the Directors or Chief Executive of the Company in shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO); and

(ii) there existed during the financial year no rights to subscribe for any shares, underlying shares or debentures of the Company which were held by any of the Directors or Chief Executive of the Company or any of their spouses or children under 18 years of age nor had there been any exercises during the financial year of any such rights by any of them.

(C) SUBSTANTIAL SHAREHOLDERS' INTERESTS

Given below are the names of all parties, other than person(s) who is/are Director of the Company, who/which were, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital of the Company, the respective relevant numbers of shares in which they were, and/or were deemed to be, interested as at December 31, 2003 as recorded in the register kept by the Company under section 336 of the SFO and the percentages which the shares represented to the issued share capital of the Company:

	Names	**No. of Ordinary Shares (percentage of issued capital)**
(i)	Woodenfield Limited	140,136,675 (5.73%)
(ii)	Lynchpin Limited	171,974,029 (7.03%)
(iii)	Star Attraction Limited	171,974,029 (7.03%)
(iv)	New Asia Realty and Trust Co., Ltd.	173,652,029 (7.10%)
(v)	Myers Investments Limited	173,652,029 (7.10%)
(vi)	Wheelock Corporate Services Limited (formerly known as Wheelock Properties Limited)	173,652,029 (7.10%)
(vii)	Diplock Holdings Limited	1,050,087,051 (42.90%)
(viii)	WF Investment Partners Limited	1,051,765,051 (42.97%)
(ix)	Wheelock and Company Limited	1,223,739,080 (50.00%)
(x)	Bermuda Trust (Guernsey) Limited	1,223,739,080 (50.00%)
(xi)	J.P. Morgan Chase & Co.	132,323,704 (5.41%)

Note: For the avoidance of doubt and double counting, it should be noted that duplication occurs in respect of the shareholdings stated against parties (i) to (x) above to the extent that the shareholding stated against party (i) above was entirely duplicated or included in that against party (ii) above, with the same duplication of the shareholdings in respect of (ii) in (iii), (iii) in (iv), (iv) in (v), (v) in (vi), (vi) in (vii), (vii) in (viii), (viii) in (ix) and (ix) in (x).

All the interests stated above represented long positions and as at December 31, 2003, there were no short positions recorded in the said register.

(D) PENSION SCHEMES

Set out below are certain particulars regarding pension schemes operated by the Group:

(I) Nature of Schemes

The Group currently operates a number of pension schemes. The schemes are available to the employees of the Group. The assets of the schemes are held separately by independently administered funds.

(II) Funding of the Principal Schemes

The Group's principal defined contribution schemes are funded by contributions from employees and employers. The employees and employers contribute respectively to the schemes sums which represent percentages of the employees' salaries as defined under the relevant trust deeds.

The Group's principal defined benefit schemes are funded by contributions from the employers which are in accordance with recommendations made by the actuaries based on their valuation.

(III) Forfeited Contributions

For the defined contribution scheme, the contributions are expensed as incurred and may be reduced by contributions forfeited by those employees who have left the scheme prior to vesting fully in the contributions.

(IV) Cost of all Schemes

The Group's total retirement costs, including the cost related to the Mandatory Provident Fund which is not operated by the Group, charged to profit and loss account during the year ended December 31, 2003 amounted to HK$104 million after a forfeiture of the Group's contributions of HK$4 million.

(V) Results of Valuation

The outline of results of valuation of the Group's principal defined benefit schemes are set out below with details are set out in Note 29 to the Accounts on pages 102 and 103.

Name of valuers	Method of valuation	Date of valuation	Funding ratio
a) HSBC Life	Projected unit credit method	December 31, 2003	109%
b) HSBC Life	Projected unit credit method	December 31, 2003	92%
c) Watson Wyatt Hong Kong Limited	Projected unit credit method	December 31, 2003	140%

(E) EXECUTIVE SHARE INCENTIVE SCHEME OF THE COMPANY

(I) Summary of the Scheme

(a) *Purpose of the Scheme:*
To give executives of the Group the opportunity of acquiring an equity participation in the Company, to continue to provide them with the motivation and incentive to give their best contribution towards the Company's continued growth and success.

(b) *Participants of the Scheme:*
Any employee of the Company or any of its subsidiaries holding an executive, managerial, supervisory or similar position, including a Director of the Company or any of its subsidiaries holding executive office, who accepts the offer of the grant of an option in accordance with the terms of the Scheme.

(c) (i) *Total number of ordinary shares of HK$1 each in the capital of the Company (the "Shares") available for issue under the Scheme as at December 31, 2003:*
106,732,831

(ii) *Percentage of the issued share capital that it represents as at December 31, 2003:*
4.36%

(d) *Maximum entitlement of each participant under the Scheme as at December 31, 2003:*

Not more than:

(i) 10% of the maximum number of Shares available for subscription under the terms of the Scheme; and

(ii) in terms of amount of the aggregate subscription price, such amount of aggregate subscription price in respect of all the Shares for which an employee is granted options in any financial year as would exceed five times his or her gross annual remuneration.

(e) *Period within which the Shares must be taken up under an option:*
Within 10 years from the date on which the option is granted or such shorter period as the Board of Directors may approve.

(f) *Minimum period for which an option must be held before it can be exercised:*
One year from the date on which the option is granted.

(g) (i) *Price payable on application or acceptance of the option:*
HK$1.00

(ii) *The period within which payments or calls must or may be made or loans of such purposes must be repaid:*
Seven days after the offer date of an option.

(h) *Basis of determining the exercise price:*
Pursuant to rule 17.03 (9) of the Listing Rules, the exercise price must be at least the higher of:

(i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and

(ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

(i) *The remaining life of the scheme:*
Four years

(II) Details of Share Options Granted

Details of share options granted to Directors of the Company are set out in section (B) above.

Set out below are particulars and movements during the financial year of the Company's outstanding share options which were granted to 12 employees (some of whom are Directors of the Company), who are all working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance and are participants with options not exceeding the respective individual limits:

	Date granted (Day/Month/Year)	No. of ordinary shares represented by unexercised options outstanding as at Jan. 1 '03	No. of ordinary shares represented by options lapsed/ exercised during the financial year	No. of ordinary shares represented by unexercised options outstanding as at Dec. 31 '03	Period during which rights exercisable (Day/Month/ Year)	Price per share to be paid on exercise of options (HK$)
(i)	22/06/1993	1,781,000	(1,781,000)	–	17/06/1996 to 16/06/2003	19.00
(ii)	01/08/1996	330,000	(330,000)	–	01/08/2002 to 31/07/2003	25.00
(iii)	01/08/1996	440,000	(40,000)	400,000	01/08/2005 to 31/07/2006	25.00
		2,551,000	(2,151,000)	400,000		

All the share options per (i) and (ii) above lapsed on June 16, 2003 and July 31, 2003 respectively. Except as disclosed above, no share option of the Company was issued, exercised, cancelled, lapsed or outstanding throughout the financial year.

(F) MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2003:

(I) the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases; and

(II) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

(G) DIRECTORS' INTERESTS IN COMPETING BUSINESS

Set out below is information disclosed pursuant to paragraph 8.10 of the Listing Rules of the Stock Exchange.

Four Directors of the Company, namely, Mr P K C Woo, who is also the chairman and a substantial shareholder of the Company's substantial shareholder, Wheelock, and Messrs G W J Li, S T H Ng and T Y Ng, who are also directors of Wheelock and/or subsidiaries of Wheelock, are considered as having an interest in Wheelock under paragraph 8.10 of the Listing Rules.

Ownership of property for letting and development of properties for sale and/or investment carried on by Wheelock and subsidiaries of Wheelock constitute competing businesses of the Group.

The ownership of commercial premises by the Wheelock group for rental purposes is considered as competing with the commercial premises owned by the Group. Since the Group's commercial premises are not in the vicinity of those owned by the Wheelock group, and are targeted at different customers and would attract different tenants compared to those of the Wheelock group, the Group considers that its interest regarding the business of owning and letting of commercial premises is adequately safeguarded.

The development of properties for sale and/or investment purposes by the Wheelock group is also considered as a competing business of the Group. However, the Group itself has under its own employment a strong and independent property development team. The Group is therefore capable of carrying on its property development business independently of the Wheelock group.

For safeguarding the interests of the Group, the independent non-executive Directors and the Audit Committee of the Company would on a regular basis review the business and operational results of the Group to ensure, *inter alia*, that the Group's development of properties for sale and/or investment and property leasing businesses are and continue to be run on the basis that they are independent of, and at arm's length from, those of the Wheelock group.

(H) PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

(I) FREQUENCY OF DIRECTORS' MEETINGS

During the financial year under review, four Directors' Meetings were held.

(J) COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the year the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange. Nevertheless, a connected transaction in relation to the acquisition of a 39.08% equity interest in City Super (as disclosed in the Company's annual report for the year ended December 31, 2002), being a matter involving conflict of interest for Wheelock, the Company's substantial shareholder, was not approved by a meeting of the Company's Directors in accordance with the provisions of paragraph 11 of the abovementioned Code of Best Practice, but instead was duly approved by Resolutions in Writing of the Board of Directors of the Company.

Report of the Directors

The Directors have pleasure in submitting their Report and the Audited Statement of Accounts for the financial year ended December 31, 2003.

PRINCIPAL ACTIVITIES AND TRADING OPERATIONS

The principal activity of the Company is investment holding and those of its principal subsidiaries are set out on pages 107 to 109.

During the financial year, more than 90% of the trading operations of the Company and its subsidiaries in terms of both turnover and operating profit were carried on in Hong Kong. An analysis of the principal activities of the trading operations of the Company and its subsidiaries during the financial year is set out in Note 2 to the Accounts on pages 79 to 81.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group and appropriations of profits for the financial year ended December 31, 2003 are set out in the Consolidated Profit and Loss Account on page 62.

Movements in reserves during the financial year are set out in Note 25 to the Accounts on pages 95 to 98.

DIVIDENDS

An interim dividend in respect of the year ended December 31, 2003 of HK$802 million ("Interim Dividend") was paid by way of (a) cash in an aggregate sum of HK$294 million ("Cash Dividend"), equivalent to 12 cents per share, and (b) distribution of 244,747,663 shares of HK$1.00 each in the share capital of i-CABLE Communications Limited ("i-CABLE Shares") held by the Company ("Distribution"), with a value of HK$2.075 per i-CABLE Share, being the closing price per i-CABLE Share on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as at August 19, 2003. On this basis, the Interim Dividend was 32.75 cents per share in total (2002: interim dividend in cash of 28 cents per share). Pursuant to the Distribution, one i-CABLE Share was distributed for every 10 Shares of the Company held. The Cash Dividend was paid, and the share certificates of i-CABLE Shares were also despatched, on September 29, 2003.

The Directors have recommended for adoption at the Annual General Meeting to be held on Tuesday, May 18, 2004 the payment on May 25, 2004 to Shareholders registered on May 18, 2004 of a final dividend in respect of the year ended December 31, 2003 of 28 cents (2002: 28 cents) per share, absorbing a total amount of HK$685 million (2002: HK$685 million). If this recommendation is approved, the total dividend for the year 2003 would amount to 60.75 cents per share which is higher than 56 cents for the previous year due to the Distribution.

FIXED ASSETS

Movements in fixed assets during the financial year are set out in Note 12 to the Accounts on pages 88 to 90.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of all such bank loans, overdrafts and/or other borrowings of the Company and of the Group as at December 31, 2003 as are repayable on demand or within a period not exceeding one year are set out in Note 23 to the Accounts on page 94. Particulars of all other bank loans and certain other borrowings as at December 31, 2003 which would fall due for repayment after a period of one year are set out in Note 26 to the Accounts on pages 99 and 100.

Set out below is information regarding certain borrowings of the Group outstanding as at December 31, 2003, all in the form of debt securities issued by wholly-owned subsidiaries of and guaranteed by the Company:

Name of Subsidiary/Borrower	Description of Debt Securities Issued	Outstanding Principal Amount
(1) Wharf International Finance Limited	US$ Guaranteed Fixed Rate Notes due 2004	US$188 Million
	US$ Guaranteed Series A Fixed Rate Notes due 2007	US$309 Million
(2) Fast Lane Investments Limited	HK$ Guaranteed Fixed Rate Notes due 2004	HK$500 Million
(3) Wharf Finance (BVI) Limited	HK$ Guaranteed Fixed Rate Notes due 2004	HK$300 Million
	HK$ Guaranteed Fixed Rate Notes due 2005	HK$300 Million
	HK$ Guaranteed Fixed Rate Notes due 2004	HK$180 Million
	HK$ Guaranteed Fixed Rate Notes due 2006	HK$600 Million
	HK$ Guaranteed Floating Rate Notes due 2008	HK$100 Million

INTEREST CAPITALISED

The amount of interest (all being borrowing costs) capitalised by the Group during the financial year is set out in Note 5 to the Accounts on page 84.

DONATIONS

The Group made donations during the financial year totalling HK$3.7 million.

DIRECTORS

The Directors of the Company during the financial year were Messrs P K C Woo, R H Burns (retired on May 30, 2003), P M F Cheng, E B Christensen (appointed on January 1, 2003), V K Fang, H M Jebsen, C P Langley, Q Y K Law, D J Lawrence, G W J Li, S T H Ng, T Y Ng, J E Thompson, P Y C Tsui (resigned on March 1, 2003), Professor E K Y Chen, Dr R K F Ch'ien and Ms Doreen Y F Lee (appointed on March 1, 2003).

Messrs H M Jebsen, G W J Li, T Y Ng and J E Thompson are due to retire from the Board by rotation in accordance with Article 103(A) of the Company's Articles of Association at the forthcoming Annual General Meeting. Being eligible, they offer themselves for re-election. None of the retiring Directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Under the provisions of the Company's Articles of Association, the Chairman and those Directors holding executive offices of the Company are not subject to retirement from the Board by rotation. As regards the other Directors (none of them holding any executive title of the Company), four of them will retire as Directors at the forthcoming Annual General Meeting to be held on May 18, 2004 as mentioned above, and the remaining eight Directors will have their respective terms of office coming to an end by reason of retirement by rotation at the Annual General Meeting of the Company in 2005 or 2006 in accordance with Article 103(A) of the Company's Articles of Association.

INTERESTS IN CONTRACTS

No contract of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

MANAGEMENT CONTRACTS

No contracts for the management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the financial year.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the financial year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate, with the exception that there existed certain outstanding options to subscribe for ordinary shares of the Company and i-CABLE Communications Limited ("i-CABLE") granted under the Company's Executive Share Incentive Scheme (the "Company's Scheme") and i-CABLE's Share Option Scheme (the "i-CABLE's Scheme") respectively to their or their respective group companies' executives/employees, one or more of whom was/were Director(s) of the Company during the financial year.

Under the rules of the two schemes (subject to any such restrictions or alterations as may be prescribed or provided under the Rules Governing the Listing of Securities of the Stock Exchange from time to time in force), shares of the Company and i-CABLE may be issued at such prices, not being less than 90% and 80% respectively of the Company's and i-CABLE's average closing prices on the Stock Exchange for the five trading days immediately preceding the date of offer of the options, and the relevant options would be exercisable during such periods, not being beyond the expiration of 10 years from the date of grant, as determined by the boards of directors of the Company and i-CABLE respectively. During the financial year, no share of the Company or i-CABLE was issued to any Director of the Company under the Company's Scheme or the i-CABLE's Scheme.

AUDITORS

The Accounts now presented have been audited by KPMG, Certified Public Accountants, who retire and being eligible, offer themselves for re-appointment.

By Order of the Board
Wilson W S Chan
Secretary

Hong Kong, March 16, 2004

Report of the Auditors

TO THE SHAREHOLDERS OF THE WHARF (HOLDINGS) LIMITED

(INCORPORATED IN HONG KONG WITH LIMITED LIABILITY)

We have audited the accounts on pages 62 to 109 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, March 16, 2004

Consolidated Profit and Loss Account

For The Year Ended December 31, 2003

	Note	2003 *HK$ Million*	2002 *HK$ Million* (Restated)
Turnover	2	**11,253**	11,333
Other net profit / (losses)	4	**33**	(29)
		11,286	11,304
Direct costs and operating expenses		**(3,910)**	(3,781)
Selling and marketing expenses		**(519)**	(490)
Administrative and corporate expenses		**(515)**	(484)
Operating profit before depreciation, amortisation, interest and tax		**6,342**	6,549
Depreciation and amortisation		**(1,292)**	(1,208)
Operating profit	2 & 3	**5,050**	5,341
Borrowing costs	5	**(480)**	(755)
Net other charges	6	**(107)**	(434)
Share of profits less losses of associates		**292**	(495)
Profit before taxation		**4,755**	3,657
Taxation	7(c)	**(952)**	(729)
Profit after taxation		**3,803**	2,928
Minority interests		**(760)**	(669)
Profit attributable to shareholders	8	**3,043**	2,259
Dividends attributable to the year	9		
Interim dividend declared during the year		**802**	685
Final dividend proposed after the balance sheet date		**685**	685
		1,487	1,370
Earnings per share	10		
Basic		**HK$1.24**	HK$0.92
Diluted		**HK$1.24**	HK$0.92

The notes on pages 68 to 109 form part of these accounts.

Consolidated Balance Sheet

At December 31, 2003

	Note	2003 HK$ Million	2003 HK$ Million	2002 HK$ Million (Restated)	2002 HK$ Million (Restated)
Non-current assets					
Fixed assets					
Investment properties			**54,580**		52,373
Other properties, plant and equipment			**16,540**		16,671
	12		**71,120**		69,044
Goodwill	14		**347**		397
Long term deposits	15		**156**		156
Interest in associates	16		**2,075**		3,367
Long term investments	17		**1,392**		1,178
Deferred debtors	18		**439**		459
Deferred items	19		**432**		468
Deferred tax assets	27(a)		**112**		108
			76,073		75,177
Current assets					
Inventories	20	**2,695**		2,885	
Trade and other receivables	21	**882**		1,017	
Listed debt securities		**–**		525	
Pledged deposits		**–**		293	
Deposits and cash		**1,512**		1,225	
		5,089		5,945	
Current liabilities					
Trade and other payables	22	**(4,193)**		(4,768)	
Short term loans and overdrafts	23	**(6,329)**		(6,272)	
Taxation payable	7(e)	**(638)**		(380)	
		(11,160)		(11,420)	
Net current liabilities			**(6,071)**		(5,475)
Total assets less current liabilities			**70,002**		69,702
Capital and reserves					
Share capital	24	**2,447**		2,447	
Reserves	25	**49,181**		45,287	
Shareholders' equity			**51,628**		47,734
Minority interests			**4,021**		3,681
Non-current liabilities					
Long term loans	26	**12,345**		16,381	
Deferred taxation	27(a)	**1,748**		1,614	
Other deferred liabilities	28	**260**		292	
			14,353		18,287
Total equity and non-current liabilities			**70,002**		69,702

The notes on pages 68 to 109 form part of these accounts.

Peter K C Woo
Chairman

Quinn Y K Law
Director

Company Balance Sheet

At December 31, 2003

	Note		**2003** **HK$ Million**		2002 HK$ Million
Non-current assets					
Investments in subsidiaries	13		**13,656**		12,670
Deferred debtors	18		**382**		382
			14,038		13,052
Current assets					
Trade and other receivables	21	**–**		104	
Deposits and cash		**2**		6	
		2		110	
Current liabilities					
Trade and other payables	22	**(29)**		(37)	
Short term loans and overdrafts	23	**–**		(121)	
Taxation payable		**(8)**		–	
		(37)		(158)	
Net current liabilities			**(35)**		(48)
Total assets less current liabilities			**14,003**		13,004
Capital and reserves					
Share capital	24		**2,447**		2,447
Reserves	25		**11,556**		10,557
Total equity			**14,003**		13,004

The notes on pages 68 to 109 form part of these accounts.

Peter K C Woo
Chairman

Quinn Y K Law
Director

Consolidated Statement of Changes in Equity

For The Year Ended December 31, 2003

	Note	2003 *HK$ Million*	2002 *HK$ Million* (Restated)
Total equity as at January 1			
As previously reported		**48,713**	54,645
Prior year adjustment arising from changes in accounting policy for deferred tax	11	**(979)**	(886)
As restated		**47,734**	53,759
Surplus/(deficits) on revaluation of investment properties			
Deficit as previously reported			(5,858)
Deferred tax arising from changes in accounting policy	11		(49)
As restated	25	**2,100**	(5,907)
Surplus/(deficits) on revaluation of hotel and club properties	25	**68**	(219)
Impairment of properties under or held for redevelopment	25	**(315)**	–
Surplus/(deficits) on revaluation of non-trading investments			
– by Company/subsidiaries	25	**412**	(284)
– by associates	25	**1**	(10)
Others	25	**25**	(28)
Net gains/(losses) not recognised in the consolidated profit and loss account		**2,291**	(6,448)
Profit attributable to shareholders			
As previously reported			2,303
Prior year adjustments arising from change in accounting policy for deferred tax	11		(44)
As restated		**3,043**	2,259
Investments revaluation reserves transferred to the profit and loss account on impairment in value of non-trading investments			
– by Company/subsidiaries	6 & 25	**33**	58
Investments revaluation reserves transferred to the profit and loss account on disposal of non-trading investments			
– by Company/subsidiaries	25	**13**	7
– by associates	25	**1**	–
Final dividend approved in respect of the previous year	9(a) & 25	**(685)**	(1,223)
Interim dividend approved in respect of the current year	9(a) & 25	**(802)**	(685)
Exercise of share options		**–**	7
		1,603	423
Total equity as at December 31		**51,628**	47,734

The notes on pages 68 to 109 form part of these accounts.

Consolidated Cash Flow Statement

For The Year Ended December 31, 2003

	2003	2003 HK$ Million	2002	2002 HK$ Million
Cash generated from operations (Note a)		**6,219**		5,557
Interest paid		**(574)**		(782)
Interest received		**161**		225
Dividends received from associates		**12**		3
Dividends received from listed and unlisted investments		**123**		155
Hong Kong profits tax paid		**(579)**		(451)
Overseas tax paid		**(4)**		(19)
Net cash inflow from operating activities		**5,358**		4,688
Investing activities				
Purchase of fixed assets	**(1,564)**		(2,028)	
Additions to programming library	**(82)**		(91)	
Purchase of a subsidiary (Note b)	**(6)**		–	
Net (increase)/decrease in investment in associates	**(124)**		129	
Purchase of non-trading investments	**(54)**		(1,524)	
Proceeds from sale of fixed assets	**19**		8	
Uplift of long term deposits	**–**		312	
Uplift/(placement) of short term deposits	**468**		(468)	
Uplift/(placement) of pledged deposits	**293**		(5)	
Net repayment from/(advance to) associates	**1,756**		(570)	
Proceeds from sale of non-trading investments	**333**		1,069	
Repayment from deferred debtors	**14**		24	
Net cash inflow/(outflow) from investing activities		**1,053**		(3,144)
Financing activities				
Proceeds from issue of ordinary share capital	**–**		7	
Net drawdown /(repayment) of long term loans	**382**		(638)	
Net repayment of short term loans and overdrafts	**(4,361)**		(602)	
Advances (to)/from minority interests	**(10)**		145	
Dividends paid	**(979)**		(1,908)	
Dividends paid to minority shareholders	**(688)**		(643)	
Net cash outflow from financing activities		**(5,656)**		(3,639)
Increase/(decrease) in cash and cash equivalents		**755**		(2,095)
Cash and cash equivalents at January 1		**757**		2,852
Cash and cash equivalents at December 31		**1,512**		757
Analysis of the balance of cash and cash equivalents				
Deposits and cash		**1,512**		757
Reconciliation of cash and cash equivalents to deposits and cash				
Cash and cash equivalents per above		**1,512**		757
Long term deposits maturing in 2003		**–**		468
Total deposits and cash		**1,512**		1,225

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of operating profit to cash generated from operations

	2003 ***HK$ Million***	2002 *HK$ Million*
Operating profit	**5,050**	5,341
Interest income	**(131)**	(166)
Dividends receivable from listed and unlisted investments	**(123)**	(155)
Depreciation	**1,117**	1,015
Amortisation	**175**	193
Loss on sale of fixed assets	**12**	6
Other net (profit)/loss	**(33)**	29
Exchange adjustments	**–**	(24)
Decrease in properties held for sale	**50**	86
Decrease/(increase) in properties under development for sale	**78**	(202)
Decrease in spare parts and consumables	**3**	30
Decrease/(increase) in investments in listed debt securities	**525**	(33)
Decrease in trade and other receivables	**131**	67
Decrease in trade and other payables	**(633)**	(555)
Increase in deferred items	**(1)**	(15)
Decrease in other deferred liabilities	**(1)**	(60)
Cash generated from operations	**6,219**	5,557

b. Purchase of a subsidiary

	2003 ***HK$ Million***	2002 *HK$ Million*
Net assets acquired		
Trade and other payables	**(16)**	–
Minority interests	**22**	–
	6	–
Satisfied by:		
Cash consideration	**6**	–
Analysis of the net outflow of cash and cash equivalents in respect of the purchase of a subsidiary		
Cash consideration	**6**	–
Deposits and cash acquired	**–**	–
Net outflow of cash and cash equivalents in respect of the purchase of a subsidiary	**6**	–

Notes to the Accounts

1. PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

b. Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and hotel and club properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

c. Basis of consolidation

i. Subsidiaries and controlled companies

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the same way as for other investments in securities.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1 (f)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the same way as for other investments in securities.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

c. Basis of consolidation (continued)

ii. *Associates*

An associate is a company in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Group, in which case it is stated at fair value with changes in fair value recognised in the same way as for other investments in securities. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(c)(iii).

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. If there is evidence of impairment in value of the assets transferred, the unrealised losses will be recognised immediately in the consolidated profit and loss account.

iii. *Goodwill/negative goodwill*

The Group adopted Statement of Standard Accounting Practice 30 "Business combinations" ("SSAP 30") issued by Hong Kong Society of Accountants with effect from January 1, 2001. In doing so the Group has relied upon the transitional provisions set out in SSAP 30 such that goodwill/negative goodwill arising on acquisition of a subsidiary or an associate by the Group prior to January 1, 2001, representing the excess/shortfall of the cost of investment over the appropriate share of the fair value of the identifiable assets and liabilities acquired, has been written off against/taken to capital reserves in the period in which it arose and has not been restated.

For acquisitions after January 1, 2001, goodwill is recognised as an asset and is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

On disposal of a controlled subsidiary or an associate, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit and loss on disposal.

The carrying amount of goodwill is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists an impairment loss is recognised as an expense in the consolidated profit and loss account.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

d. Fixed assets

i. *Investment properties*

Investment properties are defined as properties which are income producing and intended to be held for the long term. Such properties are included in the balance sheet at their open market value, which is assessed annually by external qualified valuers. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserves. If the total of these reserves is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the consolidated profit and loss account. When a surplus arises on subsequent revaluation on a portfolio basis, it will be credited to the consolidated profit and loss account if and to the extent that a deficit on revaluation had previously been charged to the consolidated profit and loss account. On disposal of investment properties, the revaluation surplus or deficit previously taken to the investment properties revaluation reserves is included in calculating the profit or loss on disposal. Investment properties with an unexpired lease term of 20 years or less are stated at carrying value less accumulated depreciation and provision for impairment loss.

ii. *Properties under or held for redevelopment*

Properties under or held for redevelopment for investment purposes are stated at cost, including borrowing costs, or carrying value, less such provisions for impairment loss. These properties are reclassified as investment properties upon issue of the occupation permit.

All development costs including borrowing costs are capitalised up to the date of practical completion.

iii. *Hotel and club properties*

Hotel and club properties are stated at their open market value based on an annual professional valuation. Changes in the value of hotel and club properties are dealt with as movements in the other properties revaluation reserves. When a deficit arises on revaluation, it will be charged to the consolidated profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of that same property. When a surplus arises on subsequent revaluation, it will be credited to the consolidated profit and loss account, if and to the extent that a deficit on revaluation in respect of that same property had previously been charged to the consolidated profit and loss account.

iv. *Broadcasting and communications equipment*

Broadcasting and communications equipment is stated at cost less accumulated depreciation and any provision for impairment loss. Cost includes materials, labour and an appropriate proportion of overheads and borrowing costs directly attributable to the acquisition, construction or production of such equipment which necessarily takes a substantial period of time to get ready for its intended use.

v. *Other properties and fixed assets held for own use*

Other properties and fixed assets held for own use are stated at cost less accumulated depreciation and provision for impairment loss.

vi. Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

d. Fixed assets (continued)

vii. Gain or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of fixed assets other than investment properties, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

e. Depreciation of fixed assets

i. Investment properties

No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each building at the date of valuation. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of investment properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

ii. Properties under or held for redevelopment

No depreciation is provided on properties under or held for redevelopment.

iii. Hotel and club properties

No depreciation is provided on hotel and club properties on leases with 20 years or more to run at the balance sheet date or on their integral fixed plant. It is the Group's practice to maintain these assets in a continuous state of sound repair and to make improvements thereto from time to time and, accordingly, the Directors consider that, given the estimated lives of these assets and their residual values, any depreciation would be immaterial. Where the Group confidently anticipates being able to renew a lease upon its expiry, the renewable period is included in the unexpired term for this purpose. The carrying amount of hotel and club properties with an unexpired lease term of 20 years or less is depreciated on a straight line basis over the remaining term of the lease.

iv. Broadcasting and communications equipment

Depreciation is provided on a straight line basis on the cost of the equipment at rates determined by the estimated useful lives of the assets of two to 20 years.

v. Other properties and fixed assets held for own use

Depreciation is provided on the cost of the leasehold land of all other properties held for own use over the unexpired period of the lease. Construction costs of the buildings thereon are depreciated on a straight line basis at 2.5 per cent per annum.

Depreciation is provided on a straight line basis on the cost of other fixed assets held for own use at rates determined by the estimated useful lives of these assets of three to 25 years.

f. Impairment of assets

The carrying amounts of assets, other than properties carried at revalued amounts, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount. Impairment losses are recognised as an expense in the consolidated profit and loss account.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

f. Impairment of assets (continued)

i. Recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use.

ii. Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the consolidated profit and loss account in the year in which the reversals are recognised.

g. Investments in securities

i. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the consolidated profit and loss account for each security individually.

ii. Non-trading investments, other than held-to-maturity securities, are stated in the balance sheet at fair value. Changes in fair value are recognised in the investments revaluation reserves until the investment is sold, collected, or otherwise disposed of, or until there is objective evidence that the investment is impaired, at which time the relevant cumulative gain or loss is transferred from the investments revaluation reserves to the consolidated profit and loss account.

Transfers from the investments revaluation reserves to the consolidated profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Profits or losses on disposal of non-trading investments are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are recognised in the consolidated profit and loss account as they arise. On disposal of non-trading investments, the revaluation surplus or deficit previously taken to the investments revaluation reserves is also transferred to the consolidated profit and loss account for the year.

iii. Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the consolidated profit and loss account as they arise.

h. Deferred items

i. Prepaid revenue expenses

Prepaid revenue expenses represent prepaid expenditure attributable to periods after more than one year.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

h. Deferred items (continued)

ii. Programming library

Programming library consists of presentation rights for commissioned programmes and acquired programmes for showing on the television channels, and commissioned programmes for licensing purposes.

Presentation rights are stated in the balance sheet at cost less accumulated amortisation and any impairment losses. Amortisation is charged to the profit and loss account on an accelerated basis over the licence period or over the estimated number of future showings. Subsequent expenditure on programmes after initial acquisition is recognised as an expense when incurred. Costs of in-house programmes are written off in the period in which they are incurred.

Commissioned programmes for licensing purposes comprise direct production costs and production overheads, and are stated at the lower of amortised cost or net realisable value. Costs are amortised on an individual programme basis in the ratio of the current year's gross revenues to management's forecast of the total ultimate gross revenues from all sources.

i. Inventories

i. Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total development costs, including borrowing costs capitalised, attributable to unsold units. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties held for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

ii. Properties under development for sale

Properties under development for sale are classified as current assets and stated at the lower of cost and net realisable value. Cost includes the aggregate costs of development, borrowing costs capitalised and other direct expenses plus attributable profit, less pre-sales proceeds. Net realisable value is determined by the Directors, based on prevailing market conditions.

The amount of any write down of or provision for properties under development for sale is recognised as an expense in the period the write down or loss occurs. The amount of any reversal of any write down or provision arising from an increase in net realisable value is recognised in the consolidated profit and loss account in the period in which the reversal occurs.

Pre-sale proceeds received and receivable from the purchasers of the properties under development for sale are set off against inventories in the balance sheet. Profit on pre-sale of properties under development for sale is recognised over the course of the development and is calculated each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total estimated sales.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

i. Inventories (continued)

ii. Properties under development for sale (continued)

Borrowing costs relating to properties under development for sale are capitalised up to the date of practical completion.

iii. Spare parts and consumables

Spare parts and consumables are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location. Net realisable value is determined by the Directors, based on the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

j. Cash and cash equivalents

The Group defines cash and cash equivalents as cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, which were within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

k. Foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary foreign currency balances and the balance sheets of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. The profit and loss accounts of overseas subsidiaries are translated into Hong Kong dollars at weighted average exchange rates for the year. Differences arising from the translation of the accounts of overseas subsidiaries are dealt with in capital reserves and those arising from the financing of properties under development by foreign currency borrowings are capitalised as part of the development costs. All other exchange differences are dealt with in the consolidated profit and loss account. On disposal of an overseas subsidiary, the cumulative amount of the exchange differences which relate to that overseas subsidiary is included in the calculation of the profit or loss on disposal.

Forward foreign exchange contracts and swaps entered into as hedges against foreign currency assets and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Realised gains and losses on currency hedging transactions are offset against gains and losses resulting from currency fluctuations inherent in the underlying foreign currency assets and liabilities. Unrealised gains and losses on foreign exchange rate contracts and swaps designated as hedges are included under the same classification as the assets and liabilities which they hedge. Gains and losses on foreign exchange contracts and swaps not entered into for hedging purposes are dealt with in the consolidated profit and loss account.

l. Assets held for use in operating leases

Where the group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(e) above. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(m) (i) below.

m. Recognition of revenue

i. Rental income under operating leases is recognised in the consolidated profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the consolidated profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

ii. Income from sale of completed property is recognised upon completion of the sales agreements.

iii. Income from pre-sale of properties under development is recognised by reference to the stage of completion over the course of development (see note 1 (i) (ii)).

iv. Income from communications, media and entertainment operations, logistics operations and hotels operations is recognised at the time when the services are provided.

v. Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

vi. Interest income is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

vii. Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

viii. Deferred revenue

Income received in advance attributable to long term service contracts is deferred and recognised over the contract period on a straight line basis.

n. Borrowing costs

Borrowing costs are expensed in the consolidated profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

o. Income tax

i. Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

ii. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

iii. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

iv. Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the assets and settle the liabilities simultaneously; or

o. Income tax (continued)

iv. (continued)

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

p. Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

q. Provisions

Provisions are recognised for liabilities of uncertain timing or amount when the Company or the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

r. Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

1. PRINCIPAL ACCOUNTING POLICIES (continued)

s. Employee benefits

i. The Group operates the following principal pension schemes:–

Defined contribution pension schemes

Contributions to the schemes are expensed as incurred and may be reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds.

Mandatory provident funds

Contributions to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the consolidated profit and loss account when incurred.

Defined benefit pension schemes

The Group's net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by an independent qualified actuary using the projected unit credit method.

When the benefits of a scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the consolidated profit and loss account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the consolidated profit and loss account.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of scheme assets, that portion is recognised in the consolidated profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

ii. Equity compensation benefits

When the Group grants employees options to acquire shares of the Company, the option exercise price must be at least the higher of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant and no employee benefit cost or obligation is recognised at that time. When the options are exercised, shareholders' equity is increased by the amount of the proceeds received.

iii. Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

2. SEGMENT INFORMATION

a. Business segments

i. Revenue and results	Segment revenue 2003 HK$ Million	Segment revenue 2002 HK$ Million	Segment results 2003 HK$ Million	Segment results 2002 HK$ Million
Property investment	**4,275**	4,442	**2,901**	3,125
Hong Kong	**3,552**	3,674	**2,745**	2,874
China	**190**	152	**51**	28
Hotels	**533**	616	**105**	223
Communication, media and entertainment ("CME")	**3,578**	3,435	**432**	429
Pay television	**1,734**	1,711	**444**	332
Internet and multimedia	**409**	450	**(85)**	9
i-CABLE	**2,143**	2,161	**359**	341
Telecommunications	**1,253**	1,117	**35**	53
Others	**182**	157	**38**	35
Logistics	**3,221**	3,203	**1,827**	1,838
Terminals	**2,868**	2,785	**1,735**	1,691
Other logistics business	**353**	418	**92**	147
	11,074	11,080	**5,160**	5,392
Property development	**189**	214	**(17)**	(9)
Investment and others	**251**	308	**163**	202
Inter-segment revenue (Note)	**(261)**	(269)	**–**	–
	11,253	11,333	**5,306**	5,585
Unallocated income and expenses			**(256)**	(244)
Operating profit			**5,050**	5,341
Borrowing costs			**(480)**	(755)
Net other charges				
Telecommunications			**(85)**	–
Property development			**(276)**	(285)
Investment and others			**254**	(149)
Associates				
Property development			**255**	(505)
Investment and others			**37**	10
Profit before taxation			**4,755**	3,657

Property investment includes gross rental income from investment properties of HK$2,836 million (2002: HK$2,901 million).

2. SEGMENT INFORMATION (continued)

a. Business segments (continued)

Note: Inter-segment revenue eliminated on consolidation includes:

	2003 HK$ Million	2002 HK$ Million
Property investment	91	101
CME	161	119
Pay television	37	37
Internet and multimedia	4	4
i-CABLE	41	41
Telecommunications	61	43
Others	59	35
Logistics	7	16
Investment and others	2	33
	261	269

ii. Assets and liabilities	Assets 2003 HK$ Million	Assets 2002 HK$ Million (Restated)	Liabilities 2003 HK$ Million	Liabilities 2002 HK$ Million (Restated)
Property investment	61,104	59,276	2,833	7,556
Hong Kong	52,552	50,935	1,654	6,257
China	4,997	4,883	1,067	1,174
Hotels	3,555	3,458	112	125
CME	5,909	5,996	1,218	1,616
Pay television	1,617	1,620	539	786
Internet and multimedia	881	948	182	265
i-CABLE	2,498	2,568	721	1,051
Telecommunications	3,340	3,363	465	530
Others	71	65	32	35
Logistics	6,002	5,633	1,962	1,503
Terminals	5,813	5,415	1,927	1,458
Other logistics business	189	218	35	45
	73,015	70,905	6,013	10,675
Property development	4,499	6,108	183	92
Unallocated	3,648	4,409	19,317	19,240
Inter-group transactions	–	(300)	–	(300)
Total assets/liabilities	81,162	81,122	25,513	29,707

Unallocated items mainly comprise financial and corporate assets, interest-bearing borrowings, corporate and financing expenses.

Included in the property development segment is the Group's share of properties under development and for sale undertaken by associates of HK$1,815 million (2002: HK$3,241 million).

2. SEGMENT INFORMATION (continued)

a. Business segments (continued)

iii. Other information	Capital expenditure 2003 HK$ Million	Capital expenditure 2002 HK$ Million	Depreciation and amortisation 2003 HK$ Million	Depreciation and amortisation 2002 HK$ Million
Property investment	**176**	336	**99**	87
Hong Kong	**131**	181	**53**	36
China	**31**	120	**15**	20
Hotels	**14**	35	**31**	31
CME	**1,054**	1,326	**973**	929
Pay television	**333**	443	**384**	450
Internet and multimedia	**174**	201	**244**	202
i-CABLE	**507**	644	**628**	652
Telecommunications	**517**	678	**338**	277
Others	**30**	4	**7**	–
Logistics	**446**	512	**220**	192
Terminals	**441**	502	**201**	172
Other logistics business	**5**	10	**19**	20
Total capital expenditure/ depreciation and amortisation	**1,676**	2,174	**1,292**	1,208

The Group has no significant non-cash expenses other than depreciation and amortisation.

b. Geographical segment

During the year, more than 90 per cent of the operations and assets and liabilities of the Group in terms of the above items was in Hong Kong.

3. OPERATING PROFIT

a. Operating profit is arrived at after charging:

	2003 HK$ Million	2002 HK$ Million
Depreciation		
– assets held for use under operating leases	**85**	74
– other assets	**1,032**	941
Amortisation of prepaid expenses and programming library	**125**	171
Amortisation of goodwill	**50**	22
Staff costs	**1,999**	1,983
including:		
Contributions to defined contribution pension schemes including MPF schemes	**68**	77
Increase in liability for defined benefit pension schemes (Note 29)	**36**	–
Auditors' remuneration		
Audit services	**9**	9
Other services	**1**	1
Cost of properties sold during the year	**176**	204
and crediting:		
Rental income less direct outgoings, including contingent rentals HK$104 million (2002: HK$58 million)	**2,930**	3,050
Interest income	**131**	166
Dividend income from listed investments	**47**	46
Dividend income from unlisted investments	**76**	109

b. Directors' emoluments

	2003 HK$ Million	2002 HK$ Million
Fees	**1**	1
Basic salaries, housing and other allowances, and benefits in kind	**28**	21
Deemed profit on share option exercise	**–**	3
Contributions to pension schemes	**1**	–
Discretionary bonuses and/or performance related bonuses	**16**	13
Compensation for loss of office	**–**	–
Inducement for joining the Group	**–**	–
Total	**46**	38

For the year under review, total emoluments (including any reimbursement of expenses), being wholly in the form of Directors' fees, were paid/payable at the rate of HK$35,000 (2002: HK$35,000) per annum to each Independent Non-executive Director of the Company.

3. OPERATING PROFIT (continued)

b. Directors' emoluments (continued)

The emoluments in respect of the year ended December 31, 2003 of all the Directors of the Company in office during the year were in the following ranges:–

Bands (in HK$)	**2003 Number**	2002 *Number*
Not more than $1,000,000	**9**	12
$2,000,001 – $2,500,000	**1**	2
$2,500,001 – $3,000,000	**2**	1
$3,000,001 – $3,500,000	**–**	1
$5,000,001 – $5,500,000	**1**	–
$5,500,001 – $6,000,000	**1**	–
$6,000,001 – $6,500,000	**–**	1
$6,500,001 – $7,000,000	**1**	–
$7,500,001 – $8,000,000	**–**	1
$8,000,001 – $8,500,000	**1**	–
$11,000,001 – $11,500,000	**1**	–
$12,500,001 – $13,000,000	**–**	1 *
	17	19

Note: The emoluments of Directors in the band marked * above in 2002 include deemed profit on share option exercise totalling HK$2.6 million.

c. Emoluments of the highest paid employees

For the year ended December 31, 2003, the top five highest paid individuals are also Directors of the Group and the analyses of their emoluments have been set out in Note 3b above. For the year ended December 31, 2002, analyses of the emoluments (excluding amounts, if any, paid or payable by way of commissions on sales generated by the employees concerned) of two employees of the Group who, not being a Director of the Company, were among the top five highest paid individuals (including Directors of the Company and other employees of the Group) employed by the Group, are set out below.

Aggregate emoluments	**2003 HK$ Million**	2002 *HK$ Million*
Basic salaries, housing and other allowances, and benefits in kind	**–**	5
Contributions to pension schemes	**–**	–
Discretionary bonuses and/or performance related bonuses	**–**	2
Compensation for loss of office	**–**	–
Inducement for joining the Group	**–**	–
Total	**–**	7

Bands (in HK$)	**2003 Number**	2002 *Number*
$3,000,001 – $3,500,000	**–**	1
$3,500,001 – $4,000,000	**–**	1
	–	2

4. OTHER NET PROFIT/(LOSSES)

Other net profit/(losses) represents a net profit/(loss) on disposal of investments and includes a revaluation deficit of HK$13 million (2002: deficit of HK$7 million) transferred from the investments revaluation reserves.

5. BORROWING COSTS

	2003 HK$ Million	2002 HK$ Million
Interest on:–		
Bank loans and overdrafts	**233**	362
Other loans repayable within five years	**202**	390
Other borrowing costs	**99**	97
	534	849
Less: Amount capitalised*	**(54)**	(94)
Net borrowing costs for the year	**480**	755

* The borrowing costs have been capitalised at annual rates of between 1.7% to 3.5% (2002: 3.1% to 5.1%).

6. NET OTHER CHARGES

	2003 HK$ Million	2002 HK$ Million
Provisions for diminution in value of properties held for development and for sale	**(276)**	(285)
Net provisions for impairment in value of non-trading investments (Note 6a)	**(58)**	(73)
Provision for diminution in value of listed debt securities	**–**	(19)
Write off of fixed assets/others	**(85)**	(57)
Deemed profit on distribution of i-CABLE shares (Note 6b)	**312**	–
	(107)	(434)

a. Net provisions for impairment in value of non-trading investments include a deficit of HK$33 million (2002: HK$58 million) transferred from the investments revaluation reserves in accordance with the Group's accounting policy on accounting for investments in securities.

b. Deemed profit on partial disposal of a subsidiary of HK$312 million arose from the distribution in specie of i-CABLE shares to the Company's shareholders as part of the 2003 interim dividend declared in August 2003.

The 244.7 million i-CABLE shares distributed represented 12.12% of i-CABLE's share capital, with a value of HK$508 million, calculated on the basis of the closing price on August 19, 2003. The net book value of the 244.7 million i-CABLE shares is HK$196 million, which resulted in a deemed profit on partial disposal of a subsidiary of HK$312 million.

7. TAXATION

a. The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 17.5 per cent (2002: 16 per cent).

b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

c. Taxation in the consolidated profit and loss account represents:–

	2003 *HK$ Million*	2002 *HK$ Million* (Restated)
Current tax		
Hong Kong profits tax	**760**	556
Underprovision in respect of prior years	**64**	108
	824	664
Overseas taxation	**17**	4
	841	668
Deferred tax		
Origination and reversal of temporary differences	**(6)**	59
Effect of increase in tax rate on deferred tax	**99**	–
	93	59
	934	727
Share of associates' Hong Kong profits tax	**18**	2
	952	729

d. **Reconciliation between the actual total tax charge and accounting profit at applicable tax rates**

	2003 *HK$ Million*	2002 *HK$ Million*
Profit before taxation	**4,755**	3,657
Notional tax on accounting profit calculated at applicable tax rates	**829**	578
Tax effect of non-deductible expenses	**129**	60
Tax effect of non-taxable revenue	**(117)**	(78)
Underprovision in respect of prior years	**64**	108
Tax effect of tax losses not recognised	**114**	224
Tax losses utilised	**(166)**	(163)
Effect of change in tax rate on deferred tax balances	**99**	–
Actual total tax charge	**952**	729

e. None of the taxation payable in the balance sheet is expected to be settled after more than one year.

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders for the year is dealt with in the accounts of the Company to the extent of HK$2,486 million (2002: HK$1,372 million).

9. DIVIDENDS

a. Dividends attributable to the year

	2003 HK$ Million	2002 HK$ Million
Interim dividend declared and paid of 12 cents (2002: 28 cents) per share	294	685
Distribution in specie in the form of shares in i-CABLE Communications Limited ("i-CABLE Shares") equivalent to 20.75 cents per share	508	–
Total interim dividend	802	685
Final dividend of 28 cents proposed after the balance sheet date (2002: 28 cents) per share	685	685
	1,487	1,370

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

b. Dividends attributable to the previous financial year, approved and paid during the year

	2003 HK$ Million	2002 HK$ Million
Final dividend in respect of the previous financial year, approved and paid during the year, of 28 cents (2002: 50 cents) per share	685	1,223

10. EARNINGS PER SHARE

The calculation of earnings per share is based on the earnings for the year of HK$3,043 million (2002: HK$2,259 million as restated) and the weighted average of 2,447 million ordinary shares (2002: 2,447 million ordinary shares) in issue during the year.

The calculation of diluted earnings per share is based on earnings for the year of HK$3,043 million (2002: HK$2,259 million as restated) and the weighted average of 2,447 million ordinary shares (2002: 2,447 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

The existence of unexercised options during the year ended December 31, 2003 (see Note 24) has no dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2003.

11. CHANGES IN ACCOUNTING POLICIES

SSAP 12 (Revised) "Income taxes"

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (Revised) issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax. A balance sheet method was used to recognise deferred tax in respect of all temporary differences between the carrying amounts of assets and liabilities in the accounts and the corresponding tax bases used in the computation of taxable profit, with limited exceptions as set out in note 1(o)(iii) on the accounts. The effect of adopting of the new accounting policy has been applied retrospectively. Shareholders' funds as at January 1, 2003 and January, 1, 2002 were restated and decreased by HK$979 million, which comprised revenue reserves of HK$690 million and investment properties revaluation reserves of HK$289 million, and HK$886 million, which comprised revenue reserves of HK$646 million and investment properties revaluation reserves of HK$240 million, respectively. The adjustments represented the deferred tax liability recognised in respect of temporary differences arising from fixed assets net of deferred tax assets in respect of tax losses recognised to the extent that it is probable that future taxable profits will be available against which the assets can be utilised. The effect of change to income tax charged to the consolidated profit and loss account and investment properties revaluation reserves, net of minority interest, for the year ended December 31, 2003 is an increased charge of HK$153 million and HK$33 million respectively (2002: HK$44 million and HK$49 million respectively).

12. FIXED ASSETS

	Group					
	Investment properties HK$Million	Properties under or held for redevelopment HK$Million	Hotel and club properties HK$Million	Broadcasting & communications equipment HK$Million	Other properties and fixed assets HK$Million	Total HK$Million
a. Cost or valuation						
Balance at January 1, 2003	**52,373**	**3,574**	**3,339**	**8,316**	**9,061**	**76,663**
Additions	**51**	**286**	**–**	**758**	**499**	**1,594**
Disposals	**(4)**	**–**	**–**	**(205)**	**(71)**	**(280)**
Reclassification	**–**	**(525)**	**–**	**–**	**525**	**–**
Written off	**–**	**–**	**–**	**(85)**	**(150)**	**(235)**
Impairment	**–**	**(523)**	**–**	**–**	**(6)**	**(529)**
Revaluation surplus	**2,160**	**–**	**70**	**–**	**–**	**2,230**
Balance at December 31, 2003	**54,580**	**2,812**	**3,409**	**8,784**	**9,858**	**79,443**
Accumulated depreciation						
Balance at January 1, 2003	**–**	**–**	**–**	**3,523**	**4,096**	**7,619**
Charge for the year	**–**	**–**	**12**	**728**	**377**	**1,117**
Written back on disposals	**–**	**–**	**–**	**(185)**	**(64)**	**(249)**
Reclassification	**–**	**–**	**–**	**(2)**	**–**	**(2)**
Written off	**–**	**–**	**–**	**–**	**(150)**	**(150)**
Revaluation adjustments	**–**	**–**	**(12)**	**–**	**–**	**(12)**
Balance at December 31, 2003	**–**	**–**	**–**	**4,064**	**4,259**	**8,323**
Net book value						
at December 31, 2003	**54,580**	**2,812**	**3,409**	**4,720**	**5,599**	**71,120**
at December 31, 2002	52,373	3,574	3,339	4,793	4,965	69,044
b. The analysis of cost or valuation of the above assets is as follows:–						
2003 valuation	54,580	–	3,409	–	–	57,989
Cost less provisions	–	2,812	–	8,784	9,858	21,454
	54,580	2,812	3,409	8,784	9,858	79,443

If the hotel and club properties had not been revalued, the carrying value of these assets on the basis of cost less accumulated depreciation would be HK$342 million (2002: HK$354 million).

12. FIXED ASSETS (continued)

	Group					
	Investment properties *HK$Million*	Properties under or held for redeve-lopment *HK$Million*	Hotel and club properties *HK$Million*	Broad-casting & commun-ications equipment *HK$Million*	Other properties and fixed assets *HK$Million*	Total *HK$Million*
c. Tenure of title to properties (at cost or valuation):–						
Held in Hong Kong						
Long lease	41,695	28	3,376	–	3	45,102
Medium lease	7,124	1,626	–	–	5,035	13,785
Short lease	2,010	–	33	–	1	2,044
	50,829	1,654	3,409	–	5,039	60,931
Held outside Hong Kong						
Freehold	19	–	–	–	–	19
Long lease	–	–	–	–	5	5
Medium lease	3,732	1,158	–	–	–	4,890
	54,580	2,812	3,409	–	5,044	65,845

d. Properties revaluation

The Group's investment properties together with its hotel and club properties have been revalued as at December 31, 2003 by Chesterton Petty Limited, an independent firm of professional surveyors, on an open market value basis, after taking into consideration the net income allowing for reversionary potential.

The surplus or deficit arising on revaluation less minority interests is dealt with in capital reserves.

e. Impairment of fixed assets

The value of properties, other than investment properties and hotel and club properties which are revalued annually, is assessed at each balance sheet date for indications of impairment with reference to valuations undertaken by management. Such valuations assess the recoverable amount of each property based on its value in use (using relevant discount rates) or on its net selling price (by reference to market prices), depending upon the anticipated future plans for the property. As a consequence of this exercise, at December 31, 2003 impairment losses of HK$523 million were made, of which HK$208 million was recognised in the consolidated profit and loss account and HK$315 million was deducted from other properties revaluation reserves, principally to reflect the current prevailing property market conditions (2002: impairment loss of HK$230 million recognised in the consolidated profit and loss account).

f. The gross amounts of fixed assets of the Group held for use in operating leases were HK$55,727 million (2002: HK$53,234 million).

12. FIXED ASSETS (continued)

g. The Group leases out properties under operating leases, which generally run for an initial period of two to six years, with an option to renew the lease after that date at which time all terms are renegotiated. Lease payments may be varied periodically to reflect market rentals and may contain a contingent rental element which is based on various percentages of tenants' sales receipts.

h. The Group's total future minimum lease income under non-cancellable operating leases is receivable as follows:–

	Group	
	2003	2002
	HK$ Million	*HK$ Million*
Within 1 year	**2,878**	2,914
After 1 year but within 5 years	**2,994**	3,099
After 5 years	**135**	124
	6,007	6,137

13. INVESTMENTS IN SUBSIDIARIES

	Company	
	2003	2002
	HK$ Million	*HK$ Million*
Unlisted shares, at cost less provision	**6,458**	7,376
Amounts due from subsidiaries	**31,236**	36,819
	37,694	44,195
Amounts due to subsidiaries	**(24,038)**	(31,525)
	13,656	12,670

Details of principal subsidiaries at December 31, 2003 are shown on pages 107 to 109.

Amounts due from and to subsidiaries are unsecured, non-interest bearing and classified as non-current as these are not expected to be recoverable/payable within the next twelve months.

14. GOODWILL

	Group 2003 HK$ Million	2002 HK$ Million
Cost		
Balance at January 1 and December 31	**441**	441
Accumulated amortisation		
Balance at January 1	**(44)**	(22)
Charge for the year	**(50)**	(22)
Balance at December 31	**(94)**	(44)
Carrying amount		
Balance at December 31	**347**	397

Following a review undertaken by the management during the year, the estimated useful life of goodwill was revised from 20 years to 10 years with effect from January 1, 2003. The change resulted in an increase in the Group's amortisation charge for goodwill of approximately HK$28 million for 2003. The revised estimated useful life of goodwill is considered to better reflect the period during which the asset will generate economic benefits for the Group.

15. LONG TERM DEPOSITS

The Group has placed deposits with a financial institution maturing in 2006 at a margin above market rates. The deposits are credit-linked to investment grade debt securities, either issued by the Group or other corporations.

16. INTEREST IN ASSOCIATES

	Group 2003 HK$ Million	2002 HK$ Million
Share of net tangible assets/(liabilities)	**(583)**	(1,047)
Amounts due from associates	**2,720**	4,451
Amounts due to associates	**(62)**	(37)
	2,075	3,367

Details of principal associates at December 31, 2003 are shown on page 109.

Amounts due from and to associates are classified as non-current as these are not expected to be recoverable/payable within the next twelve months.

16. INTEREST IN ASSOCIATES (continued)

Included in the amounts due from associates are loans totalling HK$2,588 million (2002: HK$4,332 million) advanced to certain associates involved in the Sorrento and Bellagio property developments projects, of which HK$733 million (2002: HK$1,925 million) is interest bearing and HK$1,855 million (2002: HK$2,407 million) is interest-free. The annual interest rates are determined by the shareholders of the associate with reference to prevailing market rates which were between 0.8% and 2.5% for the current year (2002: 2.8% to 4.0%). The loans are unsecured and are repayable as may from time to time be agreed among the shareholders.

During the year ended December 31, 2003, a subsidiary of the Group contributed capital of HK$111 million in respect of the acquisition of a 19.33% interest in an associate engaged in logistics operations.

17. LONG TERM INVESTMENTS

	Group	
	2003	2002
	HK$ Million	*HK$ Million*
Non-trading investments		
Equity securities		
Listed in Hong Kong	**761**	701
Listed outside Hong Kong	**548**	445
	1,309	1,146
Unlisted	**83**	32
	1,392	1,178
Market value of listed securities	**1,309**	1,146

18. DEFERRED DEBTORS

Deferred debtors represent receivables due after more than one year.

19. DEFERRED ITEMS

	Group	
	2003	2002
	HK$ Million	*HK$ Million*
Prepaid revenue expenses	**275**	305
Defined benefit pension scheme assets (Note 29)	**15**	14
Programming library	**142**	149
	432	468

20. INVENTORIES

	Group	
	2003	2002
	HK$ Million	*HK$ Million*
Properties under development for sale, less pre-sale proceeds received and receivable	**2,075**	2,144
Properties held for sale	**514**	632
Spare parts and consumables	**106**	109
	2,695	2,885

The properties under development for sale are expected to be completed and recovered after more than one year.

The amount of properties held for sale/under development for sale carried at net realisable value is HK$831 million (2002: HK$995 million).

21. TRADE AND OTHER RECEIVABLES

Included in this item are trade debtors (net of provision for bad and doubtful debts) with an ageing analysis as at December 31, 2003 as follows:–

	Group		Company	
	2003	2002	**2003**	2002
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
0 – 30 days	**355**	398	**–**	–
31 – 60 days	**154**	164	**–**	–
61 – 90 days	**60**	34	**–**	–
Over 90 days	**64**	43	**–**	–
	633	639	**–**	–

The Group has a defined credit policy. The general credit terms allowed range from 0 to 60 days, except for pre-sale proceeds of properties under development, which are receivable upon completion of the properties under development.

22. TRADE AND OTHER PAYABLES

Included in this item are trade creditors with an ageing analysis as at December 31, 2003 as follows:–

	Group		Company	
	2003	2002	**2003**	2002
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
0 – 30 days	**284**	218	**–**	–
31 – 60 days	**66**	100	**–**	–
61 – 90 days	**54**	64	**–**	–
Over 90 days	**198**	153	**–**	–
	602	535	**–**	–

23. SHORT TERM LOANS AND OVERDRAFTS

	Group		Company	
	2003	2002	**2003**	2002
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
US dollar floating rate notes	**–**	2,743	**–**	–
HK dollar floating rate notes	**–**	1,049	**–**	–
HK dollar fixed rate notes	**800**	665	**–**	–
US dollar fixed rate notes	**1,468**	–	**–**	–
Medium term note programme	**180**	–	**–**	–
Secured bank loans	**–**	37	**–**	–
Unsecured bank loans and overdrafts	**3,881**	1,778	**–**	121
	6,329	6,272	**–**	121

24. SHARE CAPITAL

	2003	2002		
	No. of shares	*No. of shares*	**2003**	2002
	Million	*Million*	***HK$ Million***	*HK$ Million*
Authorised				
Ordinary shares of HK$1 each	**3,600**	3,600	**3,600**	3,600
Issued and fully paid				
Balance at January 1	**2,447**	2,447	**2,447**	2,447
Exercise of share options	**–**	–	**–**	–
Balance at December 31	**2,447**	2,447	**2,447**	2,447

Executive share incentive scheme

As at December 31, 2003, options to subscribe for 0.4 million (2002: 2.6 million) ordinary shares of the Company at a price of HK$25.0 (2002: HK$19.0 to HK$25.0) per share granted to a number of executives under the Company's executive share incentive scheme were unexercised. These options are exercisable before July 31, 2006.

During the year, options to subscribe for 2,151,000 ordinary shares of HK$1.00 each at a consideration of between HK$19.0 and HK$25.0 per share were lapsed (2002: options of 722,000 ordinary shares of HK$1.00 each were exercised at a consideration of between HK$12.0 and HK$19.0).

25. RESERVES

	Share premium HK$Million	Capital redemption reserve HK$Million	Investment properties revaluation reserves HK$Million	Investments revaluation reserves HK$Million	Other capital reserves HK$Million	Revenue reserves HK$Million	Total HK$Million
a. The Group							
i. Company and subsidiaries							
Balance at January 1, 2002							
– as previously reported	7,735	7	36,156	(10)	(235)	9,003	52,656
– prior year adjustment in respect of deferred tax (Note 11)	–	–	(240)	–	–	(646)	(886)
As restated	7,735	7	35,916	(10)	(235)	8,357	51,770
Dividends approved in respect of the previous year (Note 9b)	–	–	–	–	–	(1,223)	(1,223)
Exercise of share options	7	–	–	–	–	–	7
Transferred to the profit and loss account on disposal of non-trading investments	–	–	–	7	–	–	7
Transferred to the profit and loss account on impairment of non-trading investments	–	–	–	58	–	–	58
Revaluation deficit							
– investment properties	–	–	(5,858)	–	–	–	(5,858)
– other properties	–	–	–	–	(219)	–	(219)
– non-trading investments	–	–	–	(284)	–	–	(284)
Deferred tax liability							
– investment properties	–	–	(49)	–	–	–	(49)
Others	–	–	–	–	(28)	–	(28)
Profit for the year	–	–	–	–	–	2,756	2,756
Dividends declared in respect of the current year (Note 9a)	–	–	–	–	–	(685)	(685)
Balance at December 31, 2002 and January 1, 2003 (Restated)	7,742	7	30,009	(229)	(482)	9,205	46,252

25. RESERVES (continued)

	Share premium HK$Million	Capital redemption reserve HK$Million	Investment properties revaluation reserves HK$Million	Investments revaluation reserves HK$Million	Other capital reserves HK$Million	Revenue reserves HK$Million	Total HK$Million
a. The Group (continued)							
i. Company and subsidiaries (continued)							
Balance at December 31, 2002 and January 1, 2003	7,742	7	30,009	(229)	(482)	9,205	46,252
Dividends approved in respect of the previous year (Note 9b)	–	–	–	–	–	(685)	(685)
Transferred to the profit and loss account on disposal of non-trading investments	–	–	–	13	–	–	13
Transferred to the profit and loss account on impairment of non-trading investments	–	–	–	33	–	–	33
Revaluation surplus							
– investment properties	–	–	2,133	–	–	–	2,133
– other properties	–	–	–	–	68	–	68
– non-trading investments	–	–	–	412	–	–	412
Deferred tax liability							
– investment properties	–	–	(33)	–	–	–	(33)
Impairment of properties under or held for redevelopment	–	–	–	–	(315)	–	(315)
Others	–	–	–	–	43	(18)	25
Profit for the year	–	–	–	–	–	2,769	2,769
Dividends declared in respect of the current year (Note 9a)	–	–	–	–	–	(802)	(802)
Balance at December 31, 2003	7,742	7	32,109	229	(686) (Note)	10,469	49,870

Note: Included in other capital reserves of the Group are other properties revaluation reserves totalling HK$2,267 million (2002: HK$2,514 million).

25. RESERVES (continued)

	Share premium HK$Million	Capital redemption reserve HK$Million	Investment properties revaluation reserves HK$Million	Investments revaluation reserves HK$Million	Other capital reserves HK$Million	Revenue reserves HK$Million	Total HK$Million
a. The Group (continued)							
ii. Associates							
Balance at January 1, 2002	–	–	–	9	–	(467)	(458)
Revaluation deficit							
– non-trading investments	–	–	–	(10)	–	–	(10)
Loss absorbed for the year	–	–	–	–	–	(497)	(497)
Balance at December 31, 2002 and January 1, 2003	**–**	**–**	**–**	**(1)**	**–**	**(964)**	**(965)**
Transferred to the profit and loss account on disposal of non-trading investments	**–**	**–**	**–**	**1**	**–**	**–**	**1**
Revaluation deficit							
– non-trading investments	**–**	**–**	**–**	**1**	**–**	**–**	**1**
Profit for the year	**–**	**–**	**–**	**–**	**–**	**274**	**274**
Balance at December 31, 2003	**–**	**–**	**–**	**1**	**–**	**(690)**	**(689)**
Total reserves							
At December 31, 2003	**7,742**	**7**	**32,109**	**230**	**(686)**	**9,779**	**49,181**
At December 31, 2002 (Restated)	7,742	7	30,009	(230)	(482)	8,241	45,287

25. RESERVES (continued)

	Share premium HK$Million	Capital redemption reserve HK$Million	Other capital reserves HK$Million	Revenue reserves HK$Million	Total HK$Million
b. The Company					
Balance at January 1, 2002	7,735	7	306	3,038	11,086
Exercise of share options	7	–	–	–	7
Dividends approved in respect of the previous year (Note 9b)	–	–	–	(1,223)	(1,223)
Profit for the year	–	–	–	1,372	1,372
Dividends declared in respect of the current year (Note 9a)	–	–	–	(685)	(685)
Balance at December 31, 2002 and January 1, 2003	**7,742**	**7**	**306**	**2,502**	**10,557**
Dividend approved in respect of the previous year (Note 9b)	–	–	–	**(685)**	**(685)**
Profit for the year	–	–	–	**2,486**	**2,486**
Dividend declared in respect of the current year (Note 9a)	–	–	–	**(802)**	**(802)**
Balance at December 31, 2003	**7,742**	**7**	**306**	**3,501**	**11,556**

Reserves of the Company available for distribution to shareholders at December 31, 2003 amounted to HK$3,501 million (2002: HK$2,502 million).

The application of the share premium account and capital redemption reserves are governed by Section 48B and Section 49 of the Hong Kong Companies Ordinance respectively. The revaluation reserves have been set up and will be dealt with in accordance with the accounting policies adopted for the revaluation of investment properties, hotel and club properties and non-trading investments.

After the balance sheet date the Directors proposed a final dividend of 28 cents per share (2002: 28 cents per share) amounting to HK$685 million (2002: HK$685 million). This dividend has not been recognised as a liability at the balance sheet date.

26. LONG TERM LOANS

	Group		Company	
	2003	2002	**2003**	2002
	HK$ Million	*HK$ Million*	***HK$ Million***	*HK$ Million*
Bonds and notes				
(secured and due May 15, 2003)				
US dollar floating rate notes	**–**	2,743	**–**	–
HK dollar floating rate notes	**–**	1,049	**–**	–
HK dollar fixed rate notes	**–**	665	**–**	–
	–	4,457	**–**	–
Bonds and notes (unsecured)				
HK dollar fixed rate notes due March 15, 2004	**500**	500	**–**	–
HK dollar fixed rate notes due June 7, 2004	**300**	300	**–**	–
HK dollar fixed rate notes due June 7, 2005	**300**	300	**–**	–
US dollar fixed rate notes due November 1, 2004	**1,468**	1,560	**–**	–
US dollar fixed rate notes due March 13, 2007	**2,412**	2,730	**–**	–
	4,980	5,390	**–**	–
Medium term note programme (unsecured)				
HK dollar fixed rate notes due November 5, 2004	**100**	–	**–**	–
HK dollar fixed rate notes due November 18, 2004	**80**	–	**–**	–
HK dollar fixed rate notes due October 23, 2006	**500**	–	**–**	–
HK dollar fixed rate notes due October 30, 2006	**100**	–	**–**	–
HK dollar floating rate notes due November 4, 2008	**100**	–	**–**	–
	880	–	**–**	–
Bank loans (secured)				
Due within 1 year	**–**	37	**–**	–
Due after more than 1 year but not exceeding 2 years	**377**	28	**–**	–
Due after more than 2 years but not exceeding 5 years	**37**	508	**–**	–
	414	573	**–**	–
Bank loans (unsecured)				
Due within 1 year	**3,881**	1,778	**–**	121
Due after more than 1 year but not exceeding 2 years	**1,000**	5,253	**–**	–
Due after more than 2 years but not exceeding 5 years	**7,519**	5,202	**–**	–
	12,400	12,233	**–**	121
Total loans	**18,674**	22,653	**–**	121
Less: Amounts due within 1 year (Note 23)	**(6,329)**	(6,272)	**–**	(121)
Total long term loans	**12,345**	16,381	**–**	–

26. LONG TERM LOANS (continued)

a. As at December 31, 2003, the Group's net debts, representing the total loans less deposits, listed debt securities and cash, are analysed as follows:–

	2003 HK$ Million	2002 HK$ Million
Secured	414	5,030
Bonds and notes	–	4,457
Bank loans	414	573
Unsecured	18,260	17,623
Bonds and notes	4,980	5,390
Medium term note programme	880	–
Bank loans and other loans	12,400	12,233
Total loans	18,674	22,653
Long term deposits	(156)	(156)
Listed debt securities	–	(525)
Pledged deposits	–	(293)
Deposits and cash	(1,512)	(1,225)
	17,006	20,454

b. As the Group's borrowings are primarily denominated in Hong Kong and US dollars and the US dollar loans have almost fully been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

c. Over 90% of the bonds and notes either bear interest at floating rates or have been swapped to floating rates determined by reference to the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

d. Included in the Group's total loans is a bank loan totalling HK$1,300 million borrowed by a non-wholly owned subsidiary, Modern Terminals Limited (2002: HK$1,327 million borrowed by Modern Terminals Limited and i-CABLE). This loan is without recourse to the Company and other subsidiaries.

e. The banking facilities of the Group are secured by mortgages over certain investment properties with carrying value of HK$3,732 million as at December 31, 2003 (2002: HK$17,923 million).

27. DEFERRED TAXATION

a. Net deferred tax (assets)/liabilities recognised in the consolidated balance sheet:–

	2003 *HK$ Million*	2002 *HK$ Million*
Deferred tax assets	**(112)**	(108)
Deferred tax liabilities	**1,748**	1,614
	1,636	1,506

The components of deferred tax assets and liabilities and the movements during the year are as follows:–

	Depreciation allowances in excess of the related depreciation *HK$Million*	**Revaluation of properties** *HK$Million*	**Others** *HK$Million*	**Future benefit of tax losses** *HK$Million*	**Total** *HK$Million*
Balance at January 1, 2002					
– as previously reported	467	–	–	–	467
– prior year adjustment in respect of deferred tax	917	270	32	(296)	923
As restated	1,384	270	32	(296)	1,390
Charged/(credited) to the consolidated profit and loss account	344	–	(141)	(144)	59
Charged to reserves	–	57	–	–	57
Balance at December 31, 2002 and January 1, 2003 (Restated)	**1,728**	**327**	**(109)**	**(440)**	**1,506**
Charged/(credited) to the consolidated profit and loss account	**(12)**	**–**	**121**	**(115)**	**(6)**
Charged to reserves	**–**	**37**	**–**	**–**	**37**
Effect of change in tax rate charged to the consolidated profit and loss account	**150**	**–**	**(10)**	**(41)**	**99**
Balance at December 31, 2003	**1,866**	**364**	**2**	**(596)**	**1,636**

b. Deferred tax assets unrecognised

Deferred tax assets have not been recognised in respect of the following items:–

	2003 *HK$ Million*	2002 *HK$ Million*
Deductible temporary differences	**1**	2
Future benefit of tax losses	**(1,512)**	(1,418)
	(1,511)	(1,416)

28. OTHER DEFERRED LIABILITIES

	Group 2003 HK$ Million	Group 2002 HK$ Million
Club debentures (non-interest bearing) due after more than 5 years	**224**	220
Deferred revenue (Note 1 (m) (viii))	**22**	22
Others	**14**	50
	260	292

29. DEFINED BENEFIT PENSION SCHEMES

	2003 HK$ Million	2002 HK$ Million
Defined benefit pension scheme assets (Note 19)	**15**	14

The Group makes contributions to six defined benefit pension schemes that provide pension benefits for employees upon retirement.

a. The amount recognised in the consolidated balance sheet is as follows:–

	2003 HK$ Million	2002 HK$ Million
Present value of funded obligations	**(664)**	(664)
Fair value of plan assets	**709**	585
Net unrecognised actuarial (gains)/losses	**(52)**	63
Unrecognised transitional liability	**22**	30
	15	14

b. Movements in the net (liability)/asset in the consolidated balance sheet are as follows:–

	2003 HK$ Million	2002 HK$ Million
At January 1	**14**	(22)
Contributions paid	**37**	36
Expense recognised in the consolidated profit and loss account	**(36)**	–
At December 31	**15**	14

29. DEFINED BENEFIT PENSION SCHEMES (continued)

c. Expenses recognised in the consolidated profit and loss account is as follows:–

	2003 ***HK$ Million***	2002 *HK$ Million*
Current service cost	**34**	33
Interest cost	**34**	41
Expected return on scheme assets	**(40)**	(43)
Net transitional asset recognised	**8**	(31)
	36	–
The (income)/expense is recognised in the following line items in the consolidated profit and loss account:–		
Direct costs and operating expenses	**34**	(2)
Administrative and corporate expenses	**2**	2
	36	–
Actual (gains)/losses on scheme assets	**(126)**	38

d. The principal actuarial assumptions used as at December 31, 2003 (expressed as a range) are as follows:–

	2003	2002
Discount rate at December 31	**5.0% – 5.5%**	5.0% – 5.5%
Expected rate of return on scheme assets	**5.0% – 7.0%**	5.0% – 8.0%
Future salary increases – 2003	**N/A**	0% – 3.5%
– 2004 – 2005	**2.0% – 3.5%**	2.0% – 3.5%
– thereafter	**3.5% – 4.0%**	3.5% – 4.0%

30. EQUITY COMPENSATION BENEFITS

The Company has a share option scheme which was adopted on June 30, 1998, to replace a former scheme previously adopted on September 29, 1988, whereby the Directors of the Company are authorised, at their discretion, to invite employees, including directors, of the Company and/or any of its subsidiaries to take up options to subscribe for shares of the Company (the "Shares"). The exercise price of the options must be at least the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; and (ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. Options under the share option scheme are exercisable during such period as determined by the Directors prior to the grant of the option provided that no option may be granted which is exercisable earlier than 1 year from the date of grant or later than 10 years after such date.

a. Movement in share options

	2003 *Number*	2002 *Number*
At January 1	**2,551,000**	3,273,000
Exercised	**–**	(722,000)
Lapsed	**(2,151,000)**	–
At December 31	**400,000**	2,551,000
Options vested at December 31	**–**	2,111,000

b. During the years ended December 31, 2003 and 2002, no options were granted to subscribe for ordinary shares of the Company under the Company's Executive Share Incentive Scheme.

c. Terms of share options at the balance sheet date

Exercise period	**Exercise price**	**2003** *Number*	2002 *Number*
17/6/1996 – 16/6/2003	HK$19.00	**–**	1,781,000
1/8/2002 – 31/7/2003	HK$25.00	**–**	330,000
1/8/2005 – 31/7/2006	HK$25.00	**400,000**	440,000
		400,000	2,551,000

30. EQUITY COMPENSATION BENEFITS (continued)

d. Details of share options exercised

Exercise date	Exercise Price HK$	Market value per share at exercise date HK$	Proceeds received HK$	2003 No. of shares	2002 No. of shares
January 15, 2002	12.00	17.10	720,000	–	60,000
March 8, 2002	12.00	18.25	240,000	–	20,000
April 8, 2002	12.00	17.10	3,600,000	–	300,000
April 8, 2002	12.00	17.10	600,000	–	50,000
April 10, 2002	12.00	17.10	600,000	–	50,000
April 12, 2002	12.00	17.15	2,400,000	–	200,000
May 6, 2002	19.00	21.00	570,000	–	30,000
June 12, 2002	19.00	18.80	228,000	–	12,000
				–	722,000

31. MATERIAL RELATED PARTY TRANSACTIONS

Except for the transactions noted below, the Group and the Company have not been a party to any material related party transaction during the year ended December 31, 2003:–

a. As disclosed in Note 16, loans totalling HK$2,588 million (2002: HK$4,332 million) advanced by the Group to certain associates involved in the Sorrento and Bellagio property developments projects are considered to be related party transactions and also constitute connected transactions as defined under the Listing Rules. Waivers were granted by the Stock Exchange in 1997 and 1994 from complying with the relevant connected transaction requirements. The net interest earned by the Group from these loans during the year is not material in the context of these accounts.

b. As disclosed in Note 32(b), the Company and a subsidiary, together with its principal shareholder and two of its subsidiaries, have jointly and severally guaranteed the performance and observance of the terms by a subsidiary of the associate under an agreement to develop the Sorrento property development project.

   Such guarantees given by the Company constitute connected transactions as defined under the Listing Rules, but a waiver from complying with the relevant connected transaction requirements was granted by the Stock Exchange in 1997.

c. In respect of the year ended December 31, 2003, the Group earned rental income totalling HK$105 million (2002 : HK$93 million) from various tenants which are wholly owned by, or are non-wholly owned subsidiaries of, companies which in turn are wholly owned by the family interests of, or by a trust the settlor of which is, the Chairman of the Company. Such transactions are considered to be related party transactions and also constitute connected transactions as defined under the Listing Rules.

32. CONTINGENT LIABILITIES

As at December 31, 2003:–

a. There were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdrafts, short term loans and credit facilities, bonds and notes of up to HK$28,562 million (2002: HK$26,256 million).

b. The Company and a subsidiary together with its principal shareholder and two of its subsidiaries thereof, have jointly and severally guaranteed the performance and observance of the terms under an agreement for the Sorrento property development project by the subsidiary of an associate.

c. Forward exchange contracts amounting to HK$5,616 million (2002: HK$5,616 million) will mature in 2004.

33. COMMITMENTS

	Group	
	2003	2002
	HK$ Million	*HK$ Million*
a. **Capital commitments**		
No provision has been made in the accounts		
for planned capital expenditure of	**4,973**	4,408
In respect of which contracts have been entered into for	**1,161**	1,763

b. The Company's subsidiary, Modern Terminals Limited ("MTL"), had entered into a Joint Development Agreement ("JDA") with Hong Kong International Terminals Limited ("HIT") and Asia Container Terminals Limited ("ACT") in 1998 to jointly procure the construction of Container Terminal 9. The total cost of construction for the whole Container Terminal 9 is estimated by the Directors to be HK$4.8 billion with a target completion date in 2005. MTL, ACT and HIT have agreed to share the construction cost at an agreed ratio as stipulated in the JDA.

Furthermore, under a Berth Swap Agreement with ACT, upon the completion of the whole of Container Terminal 9, MTL will transfer to ACT all of its rights, title and interest in Container Terminal 8 West and ACT will transfer to MTL all of its rights, title and interest in Container Terminal 9.

34. POST BALANCE SHEET EVENTS

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in note 9.

35. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for income tax in order to comply with SSAP 12 (revised), details of which are set out in Note 11.

36. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Directors on March 16, 2004.

Principal Subsidiaries and Associates

At December 31, 2003

Subsidiaries	Place of incorporation/operation	Issued share capital (all being ordinary shares and fully paid up except otherwise stated)/ registered and paid in capital	Percentage of equity attributable to the Group	Principal activities
# Wharf Estates Limited	Hong Kong	2 HK$1 shares	100	Holding company
Harbour City				
Harbour City Estates Limited	Hong Kong	2 HK$1 shares	100	Property
Wharf Realty Limited	Hong Kong	2 HK$1 shares	100	Property
* Harbour Centre Development Limited	Hong Kong	315,000,000 HK$0.5 shares	67	Holding company
Times Square				
Times Square Limited	Hong Kong	2 HK$10 shares	100	Property
Plaza Hollywood				
Charris Company Limited	Hong Kong	10,000 HK$1 shares	100	Property
Plaza Hollywood Management Limited	Hong Kong	2 HK$1 shares	100	Property management
# Wharf Estates Development Limited	Hong Kong	2 HK$1 shares	100	Holding company
Delta Realty Limited	Hong Kong	2 HK$1 shares	100	Property
Feckenham Limited	Hong Kong	2 HK$10 shares	100	Property
Framenti Company Limited	Hong Kong	2 HK$1 shares	100	Property
HKRT Peak Properties Limited	Hong Kong	3,000,000 HK$10 shares	100	Property
Hong Tai Yuen Limited	Hong Kong	500,000 HK$1 shares	100	Property
New Tech Centre Limited	Hong Kong	10,000 HK$1 shares	100	Property
Olinda Limited	Hong Kong	2 HK$10 shares	100	Property
Roville Company Limited	Hong Kong	2 HK$1 shares	100	Property
Spring Wealth Investments Limited	British Virgin Islands	500 US$1 shares	100	Holding company
# Wharf China Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Wharf Estates China Limited	British Virgin Islands	500 US$1 shares	100	Holding company
Beijing Capital Times Square Development Company Limited	The People's Republic of China	US$59,000,000	88	Property
Beijing Times Establishment Property Management Company Limited	The People's Republic of China	US$200,000	75	Property management
Shanghai Long Xing Property Development Company Limited	The People's Republic of China	US$45,000,000	100	Property
Shanghai Times Square Property Management (Shanghai) Company Limited	The People's Republic of China	US$500,000	100	Property management

Subsidiaries	Place of incorporation/operation	Issued share capital (all being ordinary shares and fully paid up except otherwise stated)/ registered and paid in capital	Percentage of equity attributable to the Group	Principal activities
Dalian Times Square Development Company, Limited	The People's Republic of China	RMB200,000,000	60	Property
Han Long Development (Wuhan) Company Limited	The People's Republic of China	US$5,000,000	100	Property
Long Qing Property Development (Chongqing) Company Limited	The People's Republic of China	RMB167,000,000	100	Property
Shanghai Jiu Zhou Property Development Company Limited	The People's Republic of China	US$20,000,000	85	Property
Shanghai Long Shen Real Estate Development Company Limited	The People's Republic of China	US$22,330,000	55	Property
Shanghai Wellington Garden Estate Development Company Limited	The People's Republic of China	US$16,666,666	59	Property
Shanghai Wheelock Square Development Limited	The People's Republic of China	US$80,000,000	98	Property
Logistics				
Wharf Transport Investments Limited	Hong Kong	2 HK$1 shares	100	Holding company
The "Star" Ferry Company, Limited	Hong Kong	1,440,000 HK$5 shares	100	Public transport
Hong Kong Tramways, Limited	Hong Kong	21,937,500 HK$5 shares	100	Public transport
Modern Terminals Limited	Hong Kong	76,891 HK$1,000 shares	55	Container terminal
Hotels				
Wharf Hotel Investments Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company
Marco Polo Hotels Management Limited	Hong Kong	2 HK$10 shares	100	Hotel management
The Hongkong Hotel Limited	Hong Kong	100,000 HK$1 shares	67	Hotel and property
The Marco Polo Hotel (Hong Kong) Limited	Hong Kong	1,000 HK$1 shares	100	Hotel operation
The Prince Hotel Limited	Hong Kong	2 HK$1 shares	100	Hotel operation
# **Wharf Communications Limited**	Hong Kong	1,000,000 HK$10 shares	100	Holding company
COL Limited	Hong Kong	40,000 HK$500 shares	100	Computer services
Hong Kong Cable Enterprises Limited	Hong Kong	2 HK$1 shares	67	Advertising airtime, programming licensing and channel carriage services
Hong Kong Cable Television Limited	Hong Kong	1,000,000,000 HK$1 shares	67	Pay television services
* i-CABLE Communications Limited	Hong Kong	2,019,234,400 HK$1 shares	67	Holding company
i-CABLE Network Limited	Hong Kong	100 HK$1 shares 2 HK$1 non-voting deferred shares	67	Network operation services
i-CABLE Satellite Television Limited	Hong Kong	2 HK$1 shares	67	Non-domestic television services and programming licencing
i-CABLE WebServe Limited	Hong Kong	2 HK$1 shares	67	Internet and multimedia services

Subsidiaries	Place of incorporation/operation	Issued share capital (all being ordinary shares and fully paid up except otherwise stated)/ registered and paid in capital	Percentage of equity attributable to the Group	Principal activities
Rediffusion Satellite Services Limited	Hong Kong	1,000 HK$10 shares	67	Satellite television services
EC Telecom Limited	Hong Kong	2 HK$1 shares	100	Telecommunication
Wharf T&T Limited	Hong Kong	100,000,000 HK$1 shares	100	Telecommunication
Investment and others				
Wharf Limited	Hong Kong	2 HK$10 shares	100	Management services
# Fast Lane Investments Limited	British Virgin Islands	500 US$1 shares	100	Finance
Fortune Growth Investments Limited	Hong Kong	2 HK$1 shares	100	Finance
Wharf Finance (BVI) Limited	British Virgin Islands	500 US$1 shares	100	Finance
# Wharf International Finance Limited	Cayman Islands	500 US$1 shares	100	Finance
# Wharf Hong Kong Limited	Cayman Islands	500,000,000 US$1 shares	100	Holding company

Associates	Place of incorporation/operation	Class of shares	Percentage of equity attributable to the Group	Principal activities
Diamond Hill Development Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Harriman Leasing Limited	Hong Kong	Ordinary	50	Leasing agent
Hopfield Holdings Limited	British Virgin Islands	Ordinary	33	Holding company
Salisburgh Company Limited	Hong Kong	Ordinary	33	Property
Kowloon Properties Company Limited	Hong Kong	Ordinary	33	Property
City Super Limited	Hong Kong	Ordinary	39	Retailing

All the subsidiaries listed above were, as at December 31, 2003, indirect subsidiaries of the Company except where marked #.

The above list gives the principal subsidiaries and associates of the Group which, in the opinion of the Directors, principally affect the profit and assets of the Group.

Subsidiaries held directly
* Listed companies

Schedule of Principal Properties

At December 31, 2003

ADDRESS	LOT NUMBER	YEAR OF COMPLETION	EXPECTED YEAR OF COMPLETION	LEASE EXPIRY
Wharf Estates Limited				
Harbour City				
Investment properties				
Ocean Terminal, Harbour City, Tsimshatsui	KPP 83	1966		2012
Ocean Centre, Harbour City, Tsimshatsui	KML 11 S.A.	1977		2880
Wharf T & T Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
World Commerce Centre, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
World Finance Centre, Harbour City, Tsimshatsui	KML 11 S.D.	1983		2880
Ocean Galleries, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1981/83		2880
Gateway I, Harbour City, Tsimshatsui	KML 11 R.P.	1994		2880
Gateway II, Harbour City, Tsimshatsui	KML 11 S.B. & D.	1998/99		2880
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui (Commercial Section)	KML 91 S.A. & KML 10 S.B.	1969		2863
Hotels and clubs				
The Marco Polo Hongkong Hotel, Harbour City, Tsimshatsui	KML 91 S.A. & KML 10 S.B.	1969		2863
The Marco Polo Gateway, Harbour City, Tsimshatsui	KML 11 S.B.	1981		2880
The Marco Polo Prince, Harbour City, Tsimshatsui	KML 11 S.D.	1981		2880
Pacific Club Kowloon, Harbour City, Tsimshatsui	KPP 6	1990		2006
Times Square				
Investment property				
Times Square, Sharp Street East, Causeway Bay	IL 731, IL 728, IL 727, IL 725 S.A. & R.P., IL 724 S.A., B & R.P., IL 722 & IL 718	1993		2850/60/80
Plaza Hollywood				
Investment property				
Plaza Hollywood, 3 Lung Poon Street, Diamond Hill	NKIL 6160	1997		2047
Wharf Estates Development Limited				
Investment properties				
World Trade Square, Hoi Bun Road, Kwun Tong	KTIL 713	1991		2047
26-27/F, World-Wide House, Central	IL 8432	1979		2053
Various Units of Cable TV Tower, Hoi Shing Road, Tsuen Wan	TWTL 218	1992		2047
Various Units of Grandtech Centre, On Sum Street, Shatin	STTL 375	1996		2047
Various Units of Strawberry Hill, 8 Plunkett's Road, The Peak	RBL 512 & 1004	1974/77		2027/28
77 Peak Road, The Peak	RBL 836	1951		2029
Chelsea Court 63 Mount Kellett Road, The Peak	RBL 556 R.P.S.A. & S.B.	2001		2035
Mountain Court 11-13 Plantation Road, The Peak	RBL 522, 639, 661	2001		2027
1 Plantation Road, The Peak	RBL 534 S.E. & F.	2002		2028
Other property				
Delta House, 3 On Yiu Street, Shatin	STTL 422	1999		2047
Properties under redevelopment				
3-5 Gough Hill Path, The Peak	RBL 1169		2006	2031/50
60 Victoria Road, Kennedy Town, Hong Kong	IL 8079		N/A	2064
Cable TV Tower South Chai Wan Kok Street, Tsuen Wan	TWIL 36		N/A	2047
Kowloon Godown, 1-3 Kai Hing Road, Kowloon Bay	NKIL 5805, 5806 & 5982		N/A	2047
Properties under development/completed properties undertaken by associates				
Various units of Sorrento, MTRC Kowloon Station Package Two	KIL11080	2002/03		2047
Bellagio, Sham Tseng				
Phase I & II	Lot 269 R.P. in DD 390	2002		2051
Phase III & IV			2005	2051
Various Lots at Yau Tong Bay, Yau Tong, Kowloon	R.P. of YTML 22 & ext., YTML 28 & ext., YTML 29 & ext., and YTML 12, 32 and 33 together with adjoining lots at Yau Tong Bay		N/A	2047

SITE AREA (SQ.FT.)	APPROXIMATE GROSS FLOOR AREAS (SQ.FT.) OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL – OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	STAGE OF COMPLETION	ATTRIBUTABLE INTEREST
346,719	10,000	648,000						100%
126,488	677,000	224,000						100%
(a)	257,000							100%
(a)	257,000							100%
(a)	512,000							100%
(a)		386,000						100%
(a)	1,128,000	108,000						100%
(a)	1,570,000	400,000	670,000					100%
(b)	34,000	137,000						67%
58,814						665		67%
(a)						431		100%
(a)						393		100%
48,309					139,000			100%
112,441	1,033,000	936,000						100%
280,510		562,000						100%
48,438	330,000	65,000						100%
N/A	21,000							100%
N/A				523,000				100%
N/A				413,000				100%
N/A			37,000					100%
76,728			32,000					100%
29,640			43,000					100%
32,145			49,900					100%
97,670			97,000					100%
70,127				349,000				100%
49,321			24,700				Foundation in progress	100%
6,100			48,800				Planning stage	67%
66,005		120,000				1,032	Planning stage	100%
165,809			995,100			200	Planning stage	100%
184,926			225,800				Completed	33%
566,090			115,400				Completed	33⅓%
			1,571,400				Superstructure in progress	33⅓%
2,185,000		301,000	8,740,000				Planning stage	15.6%

ADDRESS	YEAR OF COMPLETION	EXPECTED YEAR OF COMPLETION	LEASE EXPIRY
Wharf Estates China Limited			
Investment properties			
Beijing Capital Times Square 88 West Changan Avenue, Beijing	1999		2044
Shanghai Times Square 93-111 Huai Hai Zhong Road, Shanghai	1999		2043
Properties under development			
Chongqing Times Square Zou Rong Road/Min Zu Road, Yuzhong District, Chongqing		2004	2050
Shanghai Wellington Garden Area 8 of 148, Huai Hai Xi Road, Xuhui District, Shanghai		2006	2045
Shanghai Wheelock Square 1717, Nan Jing Xi Road, Jingan District, Shanghai		2007	2046
Shanghai Jingan Garden 398, Wanhangdu Road, Jingan District, Shanghai		2007	2043/63
Dalian Times Square Ren Min Road, Zhongshan District, Dalian		2007	2044
Wuhan Times Square Yan Jiang Da Dao & Nanling Road, Jiangan District, Wuhan		2007	2043/63
Shanghai Parc Royal 176, Huai Hai Xi Road, Changning District, Shanghai		2008	2044

Including basement carpark area

Notes:

(a) Total site area is 428,719 sq.ft.; as part of Harbour City.

(b) Part of The Marco Polo Hongkong Hotel building.

	APPROXIMATE GROSS FLOOR AREAS (SQ.FT.)							
SITE AREA (SQ.FT.)	OFFICE	RETAIL	RESIDENTIAL	INDUSTRIAL – OFFICE/ INDUSTRIAL	CLUB HOUSE	HOTEL (NO. OF ROOMS)	STAGE OF COMPLETION	ATTRIBUTABLE INTEREST
141,007	625,000	670,000#						88%
148,703	331,000	685,000#	195,000					100%
95,799	13,900	724,000	428,000 (pre-sold 310,000 sf)				Superstructure in progress	100%
80,482			562,000#				Foundation work commenced	59%
136,432	1,464,000#	25,300					Planning stage	98%
170,825			970,000#				Planning stage	55%
187,670		165,000	1,628,000#				Planning stage	60%
187,649		131,000	2,275,000#				Planning stage	100%
118,220			802,000#				Planning stage	85%

Ten-Year Financial Summary

	1994 HK$Million	1995 HK$Million	1996 HK$Million	Restated 1997 HK$Million	Restated 1998 HK$Million
Summary of Profit and Loss Account					
Turnover (Note 1)	8,144	6,770	8,405	10,980	10,840
Group profit attributable to shareholders	3,101	3,605	2,239	1,882	1,922
Prior year adjustment (Note 2, 4 to 6)	–	–	–	(960)	(51)
Restated amount	3,101	3,605	2,239	922	1,871
Dividends	2,060	2,278	2,593	1,793	1,790
Summary of Balance Sheet					
Fixed assets (Note 5)	93,378	85,215	98,326	93,434	71,651
Goodwill	–	–	–	–	–
Long term deposits	–	–	–	–	–
Associates (Note 4)	7,048	4,181	2,769	4,463	3,842
Long term investments (Note 4)	1,698	2,328	4,324	7,824	7,107
Deferred debtors	483	97	104	238	349
Deferred items (Note 5)	1,731	2,128	2,391	2,432	653
Deferred tax assets (Note 6)	–	–	–	–	–
Current assets	12,778	10,118	8,337	8,777	8,529
Current liabilities (Note 3)	(7,548)	(5,807)	(9,589)	(8,457)	(13,469)
	109,568	98,260	106,662	108,711	78,662
Representing:					
Share capital	2,168	2,169	2,300	2,295	2,295
Reserves (Note 2 to 6)	80,761	71,729	83,527	75,638	49,624
Shareholders' funds	82,929	73,898	85,827	77,933	51,919
Convertible subordinated bonds	3,054	3,054	–	–	–
Long term loan / deferred liabilities (Note 2)	20,363	18,570	15,983	25,997	22,322
Minority interests (Note 2, 4 to 6)	3,082	2,556	4,382	4,264	3,903
Deferred taxation (Note 6)	140	182	470	517	518
	109,568	98,260	106,662	108,711	78,662

Note:

Pursuant to the adoption of the following new or revised Statement of Standard Accounting Practices ("SSAP") and Interpretation,

- SSAP 1 (revised) : Presentation of financial statements
- SSAP 9 (revised) : Events after the balance sheet date
- SSAP 11 (revised) : Foreign currency translation
- SSAP 12 (revised) : Income taxes
- SSAP 15 (revised) : Cash flow statement
- SSAP 24 : Accounting for investments in securities
- SSAP 28 : Provisions, contingent liabilities and contingent assets
- SSAP 34 : Employee benefits
- Interpretation 9 : Accounting for pre-operating costs

	Restated 1999 HK$Million	Restated 2000 HK$Million	2001 HK$Million	Restated 2002 HK$Million	**2003 HK$Million**
Summary of Profit and Loss Account					
Turnover (Note 1)	10,521	12,023	11,725	11,333	**11,253**
Group profit attributable to shareholders	3,217	2,480	2,519	2,303	**3,043**
Prior year adjustment (Note 2, 4 to 6)	294	14	–	(44)	**–**
Restated amount	3,511	2,494	2,519	2,259	**3,043**
Dividends	1,881	1,908	1,908	1,370	**1,487**
Summary of Balance Sheet					
Fixed assets (Note 5)	73,362	77,237	74,445	69,044	**71,120**
Goodwill	–	–	419	397	**347**
Long term deposits	–	–	468	156	**156**
Associates (Note 4)	5,197	4,972	3,389	3,367	**2,075**
Long term investments (Note 4)	5,258	1,901	1,088	1,178	**1,392**
Deferred debtors	506	433	485	459	**439**
Deferred items (Note 5)	575	570	533	468	**432**
Deferred tax assets (Note 6)	–	–	–	108	**112**
Current assets	12,536	7,390	7,637	5,945	**5,089**
Current liabilities (Note 3)	(10,345)	(12,893)	(12,181)	(11,420)	**(11,160)**
	87,089	79,610	76,283	69,702	**70,002**
Representing:					
Share capital	2,446	2,446	2,447	2,447	**2,447**
Reserves (Note 2 to 6)	51,966	55,504	52,198	45,287	**49,181**
Shareholders' funds	54,412	57,950	54,645	47,734	**51,628**
Convertible subordinated bonds	–	–	–	–	**–**
Long term loan / deferred liabilities (Note 2)	26,802	17,156	17,441	16,673	**12,605**
Minority interests (Note 2, 4 to 6)	5,368	4,026	3,730	3,681	**4,021**
Deferred taxation (Note 6)	507	478	467	1,614	**1,748**
	87,089	79,610	76,283	69,702	**70,002**

Certain figures have been reclassified or restated as set out below:

1. Turnover figures for the years ended December 31, 1997 and onwards are presented in accordance with the requirements of SSAP 1 (revised).
2. These figures have been restated pursuant to the adoption of SSAP 28 as explained in Note 11b to the accounts of 2001. Figures for 1999 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.
3. These figures have been restated pursuant to the adoption of SSAP 9 (revised) as explained in Note 11c to the accounts of 2001. Figures for 1999 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.
4. These figures have been restated pursuant to the adoption of SSAP 24 as explained in Note 10 to the 1999 accounts. Figures for 1996 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.
5. These figures have been restated pursuant to the adoption of Interpretation 9 "Accounting for pre-operating costs" as explained in Note 8 to 2000 accounts. Figures for 1997 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.
6. These figures have been restated pursuant to the adoption of SSAP 12 (revised) as explained in Note 11 to the accounts of 2003. Figures for 2001 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

WHARF

Established 1886

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